PAGE 1
                                SECURITIES AND EXCHANGE COMMISSION

                                      Washington, D.C.  20549

                                             FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          X
                                                                --

     Pre-Effective Amendment No.   2   (File No. 333-00519)

     Post-Effective Amendment No.

                                              and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT
OF 1940                                                          X

     Amendment No.   3   (File No. 811-07511)

                                  ACL VARIABLE ANNUITY ACCOUNT 2
-------------------------------------------------------------------
                                    (Exact Name of Registrant)

                             American Centurion Life Assurance Company
-------------------------------------------------------------------
                                        (Name of Depositor)

  20 Madison Avenue Extension, Albany NY  12203
                 (Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code (612) 671-3678

  Mary Ellyn Minenko, IDS Tower 10, Minneapolis, MN 55440-0010
                              (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering

It is proposed that this filing will become effective May 12, 1997 (check appropriate box)
    immediately upon filing pursuant to paragraph (b) of Rule 485 on (date) pursuant to paragraph (b) of Rule 485 60 days after filing pursuant to paragraph (a)(1) of Rule 485 on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
    this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24-f of the Investment Company Act of 1940.

PAGE 2
                                       CROSS REFERENCE SHEET

Cross reference sheet showing location in the prospectus and Statement of Additional Information of the information called for by the items enumerated in Part A and B of Form N-4.

Negative answers omitted from prospectus and Statement of Additional Information are so indicated.

          PART A                                 PART B

                              Section in
               Section                            Statement of
  Item No.     in Prospectus            Item No.  Additional Information
    1          Cover page               15        Cover page

    2          Key terms                16        Table of contents

    3(a)       Expense summary          17(a)     NA
     (b)       The Annuity in brief       (b)     NA
                                          (c)     About American Centurion Life*
    4(a)       NA
     (b)       Performance information  18(a)     NA
     (c)       Financial statements       (b)     NA
                                          (c)     Independent auditors
    5(a)       Cover page; About          (d)     NA
               American Centurion Life    (e)     NA
     (b)       The variable account       (f)     NA
     (c)       The funds
     (d)       Cover page; The funds    19(a)     Distribution of the contracts*
     (e)       Voting rights                      About American Centurion Life*
     (f)       NA                         (b)     NA
     (g)       NA
                                        20(a)     Principal underwriter
    6(a)       Charges                    (b)     Principal underwriter
     (b)       Charges                    (c)     NA
     (c)       Charges                    (d)     NA
     (d)       NA
     (e)       The funds                21(a)     Performance information
     (f)       NA                         (b)     Performance information

    7(a)       Buying your annuity;     22        Calculating Annuity Payouts
               Benefits in case of
               death;                   23(a)     NA
               The annuity payout         (b)     NA
               period
     (b)       The variable account;
               Making the most of your
               annuity
     (c)       The funds; Charges
     (d)       Cover page

    8(a)       The annuity payout period
     (b)       Buying the annuity
     (c)       The annuity payout period
     (d)       The annuity payout period
     (e)       The annuity payout period
     (f)       The annuity payout period

    9(a)       Benefits in case of death
     (b)       Benefits in case of death

   10(a)       Buying your annuity;
               Valuing your investment
     (b)       Valuing your investment
     (c)       Buying your annuity; Valuing
               your investment
     (d)       About American Centurion Life

   11(a)       Withdrawals from your contract
     (b)       NA
     (c)       Withdrawals from your contract
     (d)       Buying your annuity
     (e)       The annuity in brief

PAGE 3
   12(a)       Taxes
     (b)       Key terms
     (c)       NA

   13          NA

   14          Table of contents of the
               Statement of Additional Information

*Designates page number in the prospectus, which is hereby incorporated by reference in this Statement of Additional Information.

PAGE 4
ACL Personal PortfolioSM
May __, 1997
Variable Annuity Prospectus


The ACL Personal PortfolioSM is a flexible premium variable annuity contract offered by American Centurion Life Assurance Company (American Centurion Life), a subsidiary of IDS Life Insurance Company (IDS Life), which is a subsidiary of American Express Financial Corporation (AEFC). Purchase payments may be allocated among different accounts, providing variable and/or fixed returns and payouts. The annuity is available for individual retirement annuities (IRAs), simplified employee pension plans (SEPs), and nonqualified retirement plans.


ACL Variable Annuity Account 2


Sold by:  American Centurion Life Assurance Company.
Home Office:  20 Madison Avenue Extension, P.O. Box 5555, Albany,
NY  12205-0555.  Telephone:  800-504-0469.

This prospectus contains information about the variable account that you should know before investing. Refer to "The variable account" in this prospectus.

The prospectus is accompanied or preceded by the following prospectuses: The Retirement Annuity Mutual Funds (describing IDS Life Aggressive Growth Fund, IDS Life International Equity Fund, IDS Life Capital Resource Fund, IDS Life Managed Fund, IDS Life Special Income Fund, and IDS Life Moneyshare Fund); The OCC Accumulation Trust, formerly known as Quest for Value Accumulation Trust (describing OCC Accumulation Trust Managed Portfolio and OCC Accumulation Trust U.S. Government Income Portfolio); Putnam Variable Trust, formerly known as Putnam Capital Manager Trust (describing Putnam VT Diversified Income Fund, Putnam VT Growth and Income Fund, Putnam VT High Yield Fund and Putnam VT New Opportunities Fund); and GT Global Variable Investment Funds (describing GT Global Variable Latin America Fund and GT Global Variable New Pacific Fund). Please read these documents carefully and keep them for future reference.


These securities have not been approved or disapproved by the Securities and Exchange Commission, or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

American Centurion Life is not a financial institution, and the securities it offers are not deposits or obligations of, or guaranteed or endorsed by any financial institution nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. Investments in the annuity involve investment risk including the possible loss of the principle.

PAGE 5
A Statement of Additional Information (SAI) dated _______________, 1997 (incorporated by reference into this prospectus) filed with the Securities and Exchange Commission (SEC), is available without charge by contacting American Centurion Life at the telephone number above or by completing and sending the order form on the last page of this prospectus. The table of contents of the SAI is on the last page of this prospectus.

PAGE 6
                                         Table of contents


Key terms.....................................................
The ACL Personal PortfolioSM in brief.........................
Expense summary...............................................
Financial statements..........................................
Performance information.......................................
The variable account..........................................
The funds.....................................................
     IDS Life Aggressive Growth Fund..........................
     IDS Life International Equity Fund.......................
     IDS Life Capital Resource Fund...........................
     IDS Life Managed Fund....................................
     IDS Life Special Income Fund.............................
     IDS Life Moneyshare Fund.................................
     OCC Accumulation Trust Managed Portfolio.................
     OCC Accumulation Trust U.S. Government Income Portfolio..
     Putnam VT Diversified Income Fund........................
     Putnam VT Growth and Income Fund.........................
     Putnam VT High Yield Fund................................
     Putnam VT New Opportunities Fund.........................
     GT Global Variable Latin America Fund....................
     GT Global Variable New Pacific Fund......................
The fixed account.............................................
Buying your annuity...........................................
     The retirement date......................................
     Beneficiary..............................................
     How to make payments.....................................
Charges.......................................................
     Contract administrative charge...........................
     Variable account administrative charge...................
     Mortality and expense risk fee...........................
     Withdrawal charge........................................
     Waiver of withdrawal charges.............................
Valuing your investment.......................................
     Number of units..........................................
     Accumulation unit value..................................
     Net investment factor....................................
     Factors that affect variable subaccount
         accumulation units...................................
Making the most of your annuity...............................
     Automated dollar-cost averaging..........................
     Transferring money between subaccounts...................
     Transfer policies........................................
     Two ways to request a transfer or a withdrawal...........
Withdrawals from your contract................................
     Withdrawal policies......................................
     Receiving payment when you request a withdrawal..........
Changing ownership............................................
Benefits in case of death.....................................
The annuity payout period.....................................
     Annuity payout plans.....................................
     Death after annuity payouts begin........................
Taxes.........................................................
Voting rights.................................................

PAGE 7
Substitution of investments...................................
Distribution of the contracts.................................
About American Centurion Life................................
Regular and special reports...................................
        Services................................................
        Table of contents of the Statement of Additional
        Information.............................................

PAGE 8
Key terms

These terms can help you understand details about your annuity.

Accumulation unit - A measure of the value of each variable subaccount before annuity payouts begin.

Annuitant - The person on whose life or life expectancy the annuity payouts are based.


Annuity  -  A  contract   purchased  from  an  insurance   company  that  offers
tax-deferred growth of the investment until earnings are withdrawn, and that can be tailored to meet the specific needs of the individual during retirement.


Annuity payouts - An amount paid at regular intervals under one of several plans available to the owner and/or any other payee. This amount may be paid on a variable or fixed basis.

Annuity unit - A measure of the value of each variable subaccount used to calculate the annuity payouts you receive.

Beneficiary - The person designated to receive annuity benefits in case of the owner's or annuitant's death.

Close of business - When the New York Stock Exchange (NYSE) closes, normally 4 p.m. Eastern time.

Code - Internal Revenue Code of 1986, as amended.

Contract value - The total value of your annuity before any applicable withdrawal charge and any contract administrative charge have been deducted.

Contract year - A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

Fixed account - An account to which you may allocate purchase payments. Amounts allocated to this account earn interest at rates that are declared periodically by American Centurion Life.

Mutual funds (funds) - Mutual funds or portfolios, each with a different investment objective. (See "The funds.") You may allocate your purchase payments into variable subaccounts investing in shares of any or all of these funds.

Owner (you, your) - The person who controls the annuity (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the annuity's benefits.

Purchase payments - Payments made to American Centurion Life for an annuity.

PAGE 9
Qualified annuity - An annuity purchased for a retirement plan that is subject to applicable federal law and any rules of the plan itself. These plans include:

o  Individual Retirement Annuities (IRAs)
o  Simplified Employee Pension Plans (SEPs)


All other annuities are considered nonqualified annuities.

Retirement date - The date when annuity payouts are scheduled to begin. This date is first established when you start your contract. You can change it in the future.

Valuation date - Any normal business day, Monday through Friday, that the NYSE is open. The value of each variable subaccount is calculated at the close of business on each valuation date.


Variable account - Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one mutual fund. (See "The variable account.") The value of your investment in each variable subaccount changes with the performance of the particular fund.


Withdrawal charge - A deferred sales charge that may be applied if you make a withdrawal from your annuity before the retirement date.

Withdrawal value - The amount you are entitled to receive if you fully withdraw your annuity. It is the contract value minus any applicable withdrawal charge and contract administrative charge.

The ACL Personal PortfolioSM in brief

Purpose: The ACL Personal PortfolioSM is designed to allow you to build up funds for retirement. You do this by making one or more investments (purchase payments) that may earn returns that increase the value of the annuity. Beginning at a specified future date (the retirement date), the annuity provides lifetime or other forms of payouts to you or to anyone you designate.


Ten-day free look: You may return your annuity to your agent or to our Albany home office within 10 days after it is delivered to you and receive a full refund of all your purchase payments.


Accounts: You may allocate your purchase payments among any or all of:


o fourteen variable subaccounts of the variable account, each of which invests in a mutual fund with a particular investment objective. The value of each variable subaccount varies with the performance of the particular fund. We cannot guarantee that the value at the retirement date will equal or exceed the total of purchase payments allocated to the variable subaccounts. (p.12)


o one fixed account, which earns interest at rates that are adjusted periodically by American Centurion Life. (p.16)

PAGE 10
Buying the annuity: Your agent will help you complete and submit an application. Applications are subject to acceptance at our Albany home office. You may buy a nonqualified annuity or a qualified annuity including an IRA. Payment must be made in a lump sum with the option of additional payments in the future.


o  Minimum initial payment - $2,000
o  Minimum additional payment - $50
o  Maximum total payment(s) (without prior approval) - $1,000,000


Transfers: Subject to certain restrictions you may redistribute your money among accounts without charge at any time until annuity payouts begin, and once per contract year among the variable subaccounts thereafter. You may establish automated transfers among the fixed account and variable subaccount(s). (p.25)

Withdrawals: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if withdrawals are made prior to your reaching age 59 1/2) and may have other tax consequences; also, certain restrictions apply.
(p.29)

Changing ownership: You may change ownership of a nonqualified annuity by written instruction, however, such changes of nonqualified annuities may have federal income tax consequences. Certain restrictions apply concerning change of ownership of a qualified annuity. (p.30)

Payment in case of death: If you or the annuitant dies before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p.31)

Annuity payouts: The contract value of your investment can be applied to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as they are needed. If you purchased a qualified annuity, the payout schedule must meet requirements of the qualified plan. Payouts may be made on a fixed or variable basis, or both. Total monthly payouts include amounts from each variable subaccount and the fixed account. (p.32)


Taxes: Generally, your annuity grows tax-deferred until you fully withdraw it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p.36)

Charges: Your ACL Personal PortfolioSM is subject to a $30 annual contract administrative charge, a 0.15% variable account administrative charge, a 1.25% mortality and expense risk fee and a withdrawal charge.

PAGE 11
Expense summary

The purpose of this table is to help you understand the various costs and expenses associated with the ACL Personal PortfolioSM.

You pay no sales charge when you purchase the ACL Personal PortfolioSM. All costs that you bear directly or indirectly for the variable subaccounts and underlying mutual funds are shown below. Some expenses may vary as explained under "Contract charges."


Contract Owner Expense

   Withdrawal charge (contingent deferred sales charge as percent of payments)

              Contract Years From         Withdrawal Charge
                Payment Receipt               Percentage
                      1                           7%
                      2                           6%
                      3                           5%
                      4                           4%
                      5                           3%
                      6                           2%
                      7                           1%
                 Thereafter                       0%

   Annual Contract Administrative Charge:       $30

Variable Account Annual Expenses

   Variable Account Administrative Charge
   (as a percentage of average daily net assets
    of the underlying fund)...................................0.15%

   Mortality and Expense Risk Fee
   (as percentage of average daily net assets
    of the underlying fund)...................................1.25%

   Variable Account Annual Expenses...........................1.40%


Annual Operating Expenses of Underlying Mutual Funds management fees and other expenses deducted as a percentage of average net assets as follows:

                                                                                                                OCC**
                        IDS Life       IDS Life       IDS Life                 IDS Life                     Accumulation
                       Aggressive    International    Capital      IDS Life     Special       IDS Life      Trust Managed
                         Growth         Equity        Resource      Managed     Income       Moneyshare     (after expense
                                                                                                             limitations)


Management fees           0.60%          0.82%          0.60%         0.59%       0.59%         0.50%            0.80%

Other expenses            0.09           0.16           0.08          0.07        0.10          0.06             0.10

Total                     0.69%*         0.98%*         0.68%*        0.66%*      0.69%*        0.56%*           0.90%


PAGE 12

                           OCC**
                       Accumulation
                     Trust U.S. Gov-     Putnam VT       Putnam VT                                GT Global          GT Global
                      ernment Income    Diversified     Growth and    Putnam VT   Putnam VT New    Variable           Variable
                     (after expense       Income         Income      High Yield  Opportunities   Latin America      New Pacific
                      limitations)                                                              (after expense     (after expense
                                                                                                 reimbursements)    reimbursements)


Management fees           0.60%            0.70%          0.49%        0.68%         0.63%           1.00%             1.00%

Other expenses            0.42             0.13           0.05         0.08          0.09            0.17              0.12

Total                     1.02%            0.83%+         0.54%+       0.76%+        0.72%+          1.17%++           1.12%++

 *Annualized operating expenses of underlying mutual funds at Dec. 31, 1996. **The annual expenses of the OCC Accumulation Trust Portfolios (the
   "Portfolios") as of Dec. 31, 1996 have been restated to reflect new management fee and expense limitation agreements in effect as of May 1, 1996. Additionally, Other Expenses are shown gross of certain expense offsets afforded the Portfolios which effectively lowered overall custody expenses. Effective May 1, 1996, the expenses of the Portfolios were contractually limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.25% of their respective average daily net assets. Furthermore, through Dec. 31, 1997, the annualized operating expenses of the Managed and U.S. Government Income Portfolios will be voluntary limited by OpCap Advisors so that annualized operating expenses (net of any expense offsets) of these Portfolios do not exceed 1.00% of their respective average daily net assets. Without such contractual and voluntary expense limitations, and without giving effect to any expense offsets the Management Fees, Other Expenses and Total Portfolio Annual Expenses incurred for the fiscal year ended Dec. 31, 1996 would have been .60%, 1.74% and 2.34%, respectively, for the U.S. Government Income Portfolio; and 80%, .10% and .90%, respectively, for the Managed Portfolio.
  +Operating expenses of the underlying mutual funds at Dec. 31, 1996.
 ++Figures in the "Other Expenses" and "Total" columns are restated from the amounts you would have incurred in 1996 to reflect fee and reimbursement or waiver arrangements. If there had been no reimbursement of expenses by Chancellor LGT Asset Management and no expense reductions, the actual expenses of each fund, expressed as a percentage of net assets, with "Management fees" stated first, then "Other expenses," followed by "Total," would have been as follows: GT Global Variable Latin America Fund, 1.00%, 0.42%, 1.42%; and GT Global Variable New Pacific Fund, 1.00%, 0.40%, 1.40%.


Example:*

                                                                                                                OCC
                        IDS Life       IDS Life       IDS Life                 IDS Life                     Accumulation
                       Aggressive    International    Capital      IDS Life     Special       IDS Life      Trust Managed
                         Growth         Equity        Resource      Managed     Income       Moneyshare

You would pay the following expenses on a $1,000 investment, assuming 5% annual return and full withdrawal at the end of each time period:


 1 year                 $ 93.69          $ 96.52       $ 93.59      $ 93.40     $ 93.69       $ 92.42           $95.74

 3 years                 122.92           131.39        122.63       122.04      122.92        119.09           129.06

 5 years                 154.71           168.79        154.22       153.24      154.71        148.32           164.93

10 years                 266.31           294.17        265.33       263.38      266.31        253.52           286.58


You would pay the following expenses on the same investment assuming no withdrawal or selection of an annuity payout plan at the end of each time period:


 1 year                 $ 23.69          $ 26.52       $ 23.59      $ 23.40     $ 23.69       $ 22.42           $ 25.74

 3 years                  72.92            81.39         72.63        72.04       72.92         69.09             79.06

 5 years                 124.71           138.79        124.22       123.24      124.71        118.32            134.93

10 years                 266.31           294.17        265.33       263.38      266.31        253.52            286.58

PAGE 13

                          OCC
                      Accumulation
                       Trust U.S.        Putnam VT      Putnam VT                                    GT Global      GT Global
                       Government       Diversified     Growth and    Putnam VT     Putnam VT New     Variable       Variable
                         Income           Income          Income      High Yield    Opportunities   Latin America   New Pacific

You would pay the following expenses on a $1,000 investment, assuming 5% annual return and full withdrawal at the end of each time period:


 1 year                $ 96.91            $ 95.06        $ 92.22       $ 94.38        $ 93.99        $ 98.36          $ 97.88

 3 years                132.55             127.02         118.50        124.97         123.80         136.89           135.44

 5 years                170.72             161.54         147.33        158.13         156.18         177.88           175.50

10 years                297.93             279.88         251.33        273.12         269.24         311.91           307.28


You would pay the following expenses on the same investment assuming no withdrawal or selection of an annuity payout plan at the end of each time period:


 1 year                $ 26.91            $ 25.06        $ 22.22       $ 24.38        $ 23.99        $ 28.36          $ 27.88

 3 years                 82.55              77.02          68.50         74.97          73.80          86.89            85.44

 5 years                140.72             131.54         117.33        128.13         126.18         147.88           145.50

10 years                297.93             279.88         251.53        273.12         269.24         311.91           307.28


This example should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.


* In this example, the $30 annual contract administrative charge is approximated as a .177% charge based on the estimated average contract size.



Financial statements

The SAI dated _____, 1997 contains:

the audited financial statements of American Centurion Life including:

     -  balance sheets as of Dec. 31, 1996 and Dec. 31, 1995
     - related statements of income and cash flows for the years ended Dec. 31, 1996 and 1995


The SAI does not include financial statements of the variable account because this is a new account that did not have any activity in 1996.


Performance figures are calculated on the basis of historical performance of the funds. The performance figures relating to these funds assume that the contract was offered prior to ____________, 1997, which it was not. Before the subaccounts began investing in these funds, the figures show what the subaccount performance would have been if these subaccounts had existed during the illustrated periods. Once these subaccounts began investing in these funds, actual values are used for the calculations.

PAGE 14
Calculations are performed as follows:

Simple yield - IDS Life Moneyshare Subaccount: Income over a given seven-day period (not counting any change in the capital value of the investment) is annualized (multiplied by 52) by assuming that the same income is received for 52 weeks. This annual income is then stated as an annual percentage return on the investment.

Compound yield - IDS Life Moneyshare Subaccount: Calculated like simple yield, except that, when annualized, the income is assumed to be reinvested. Compounding of reinvested returns increases the yield as compared to a simple yield.


Average annual total return: Expressed as an average annual compounded rate of return of a hypothetical investment over a period of one, five and 10 years (or up to the life of the account if it is less than 10 years old). This figure reflects deduction of all applicable charges, including the contract administrative charge, variable account administrative charge, mortality and expense risk fee, and withdrawal charge, assuming a full withdrawal at the end of the illustrated period. Optional average annual total return quotations may be made that do not reflect a withdrawal charge deduction (assuming no withdrawal).


Aggregate total return: Represents the cumulative change in the value of an investment over a specified period of time (reflecting change in a subaccount's accumulation unit value). The calculation assumes reinvestment of investment earnings and reflects the deduction of all applicable charges, including the contract administrative charge, mortality and expense risk fee, variable account administrative charge and withdrawal charge, assuming a withdrawal at the end of the illustrated period. Optional aggregate total return quotations may be made that do not reflect a withdrawal charge deduction (assuming no withdrawal). Aggregate total return may be shown by means of schedules, charts or graphs.

Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the given time period. Such information is not intended to indicate future performance. Because advertised yields and total return figures include all charges attributable to the annuity, which has the effect of decreasing advertised performance, subaccount performance should not be compared to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine yield and total return for the subaccounts.)

If you would like additional information about actual performance, contact American Centurion Life at the address or telephone number on the cover.

The variable account

Purchase payments can be allocated to any or all of the subaccounts of the variable account that invest in shares of the following funds:


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PAGE 15
                                                         Subaccount


IDS Life Aggressive Growth Fund                              IAG
IDS Life International Equity Fund                           IIE
IDS Life Capital Resource Fund                               ICR
IDS Life Managed Fund                                        IMG
IDS Life Special Income Fund                                 ISI
IDS Life Moneyshare Fund                                     IMS
OCC Accumulation Trust Managed Portfolio                     IMD
OCC Accumulation Trust U.S. Government
    Income Portfolio                                         IUS
Putnam VT New Opportunities Fund                             IDI
Putnam VT Growth and Income Fund                             IGI
Putnam VT High Yield Fund                                    IHY
Putnam VT Diversified Income Fund                            INO
GT Global Variable Latin America Fund                        ILA
GT Global Variable New Pacific Fund                          IPA

Each variable subaccount meets the definition of a separate account under federal securities laws. Income, capital gains and capital losses of each subaccount are credited or charged to that subaccount alone. No variable subaccount will be charged with liabilities of any other variable account or of our general business.


The variable account was established under New York law on October 12, 1995, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of American Centurion Life.

The funds

IDS Life Aggressive Growth Fund
Objective: capital appreciation. Invests primarily in common stock of small- and medium-size companies.

IDS Life International Equity Fund
Objective: capital appreciation. Invests primarily in common stock of foreign issuers and foreign securities convertible into common stock.

IDS Life Capital Resource Fund
Objective: capital appreciation. Invests primarily in U.S. common stocks and other securities convertible into common stock, diversified over many different companies in a variety of industries.

IDS Life Managed Fund
Objective: maximum total investment return. Invests primarily in U.S. common stocks, securities convertible into common stock, warrants, fixed income securities (primarily high-quality corporate bonds) and money market instruments.




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PAGE 16
IDS Life Special Income Fund
Objective: high level of current income while conserving the value of the investment for the longest time period. Invests primarily in high-quality, lower-risk corporate bonds issued by many different companies in a variety of industries, and in government bonds.


IDS Life Moneyshare Fund
Objective: maximum current income consistent with liquidity and conservation of capital. Invests in high-quality money market securities with remaining maturities of 13 months or less. The fund also will maintain a dollar-weighted average portfolio maturity not exceeding 90 days. The fund attempts to maintain a constant net asset value of $1 per share.

OCC Accumulation Trust Managed Portfolio
Objective: growth of capital over time. Invests primarily in common stocks, bonds and money market and cash equivalent securities, the percentages of which will vary based on management's assessment of relative investment values.


OCC Accumulation Trust U.S. Government Income Portfolio
Objective: high level of current income together with protection of capital. Invests exclusively in debt obligations, including mortgage-backed securities, issued or guaranteed by the United
States government, its agencies or instrumentalities.

Putnam VT Diversified Income Fund
Objective: high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: a U.S. Government Sector, a High Yield Sector which invests primarly in securities known as "junk bonds" and an International Sector. Consult the Putnam Vaiable Trust prospectus for further information on the risks associated with this fund's investments in higher-yield, higher-risk fixed income securites.

Putnam VT Growth and Income Fund
Objective: capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income or both.

Putnam VT High Yield Fund
Objective: high current income and, when consistent with this objective, a secondary objective of capital growth by investing primarily in high-yielding, lower-rated fixed income securities constituting a portfolio which Putnam Investment Management, Inc. ("Putnam Management") believes does not involve undue risk to income or principal.

Putnam VT New Opportunities Fund
Objective: long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above average long-term growth potential.





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PAGE 17
GT Global Variable Latin America Fund
Objective: capital appreciation. Invests primarily in a broad range of securities including common and preferred stock, rights, warrants and securities convertible into common stock, as well as bonds, notes, debentures or other forms of indebtedness of Latin American issuers.


GT Global Variable New Pacific Fund
Objective: long-term growth of capital. Invests under normal circumstances, at least 65% of its assets in equity securities of issuers domiciled in Australia, Hong Kong, Indonesia, Malaysia, New Zealand, Pakistan, the Philippines, Singapore, South Korea, Taiwan and Thailand.

More comprehensive information regarding each fund is contained in that fund's prospectus. You should read the fund prospectus and consider carefully, and on a continuing basis, which fund or combination of funds is best suited to your long-term investment needs. There is no assurance that the investment objectives of the funds will be attained nor is there any guarantee that the contract value will equal or exceed the total purchase payments made. Some funds may involve more risk than others. Please monitor your investment accordingly.


All funds are available to serve as the underlying investment for variable annuities, and some funds also are available to serve as the underlying investment for variable life insurance contracts. It is conceivable that in the future it may be disadvantageous for variable annuity separate accounts and variable life insurance separate accounts to invest in the available funds simultaneously.

Although American Centurion Life and the funds do not currently foresee any such disadvantages either to variable annuity contract owners or to variable life insurance policy owners, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between such contract owners and policy owners and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, the variable annuity contract holders would not bear any expenses associated with establishing separate funds.

The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each mutual fund intends to comply with these requirements.

The U.S. Treasury and the IRS have indicated that they may provide additional guidance concerning how many variable subaccounts may be offered and how many exchanges among variable subaccounts may be allowed before the owner is considered to have investment control, and thus is currently taxed on income earned within variable subaccount assets. We do not know at this time what the additional guidance will be or when action will be taken. We reserve the

PAGE 18
right to modify the contract, as necessary, to ensure that the owner will not be subject to current taxation as the owner of the variable subaccount assets.

We intend to comply with all federal tax laws to ensure that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.


IDS Life is the investment manager and AEFC is the investment advisor for each of the IDS Life funds. IDS International, Inc., a wholly-owned subsidiary of AEFC, is the sub-investment advisor for IDS Life International Equity Fund. OpCap Advisors is the investment manager for the OCC Accumulation Trust portfolios. Putnam Investment Management, Inc., is the investment manager for the Putnam VT funds. Chancellor LGT Asset Management is the investment manager for the GT Global Funds.


The investment managers and advisors cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for complete information on investment risks, deductions, expenses and other facts you should know before investing. These prospectuses are available by contacting American Centurion Life at the home office address or telephone number on the front of this prospectus.

The fixed account


Purchase payments also may be allocated to the fixed account. The value of the fixed account increases as interest is credited to the account. Purchase payments and transfers to the fixed account become part of the general account of American Centurion Life, the company's main portfolio of investments. Interest is credited and compounded daily to produce an effective annual interest rate. We may change the interest rates from time to time.


Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 (1933 Act), nor is the fixed account registered as an investment company under the 1940 Act. Accordingly, neither the fixed account nor any interests in it are generally subject to the provisions of the 1933 or 1940 Acts, and we have been advised that the staff of the SEC has not reviewed the disclosures in this prospectus that relate to the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Buying your annuity


Your agent will help you prepare and submit your application, and send it along with your initial purchase payment to our Albany home office. As the owner, you have all rights and may receive all benefits under the contract. You cannot buy an annuity or become an annuitant if you are 81 or older(age 76 or older for qualified annuities).

PAGE 19
   When you apply, you can select:
o the subaccount(s) and/or fixed account in which you want to invest;
o  how you want to make purchase payments;
o the date you want to start receiving annuity payouts (the retirement date); and
o  a beneficiary.

If your application is complete, we will process it and apply your purchase payment to your subaccount(s) and fixed account within two business days after we receive it at our Albany home office. If your application is accepted, we will send you a contract. If we cannot accept your application within five business days, we will decline it and return your payment. We will credit additional purchase payments to your account(s) at the next close of business after we receive and accept your payments at our Albany home office. Additional purchase payments may be made to nonqualified and qualified annuities until the retirement date.


The retirement date

Annuity payouts will be scheduled to begin on the retirement date. This date can be aligned with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You can also change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities, the retirement date must be:


o no earlier than the 60th day after the contract's effective date; and
o  no later than the annuitant's 90th birthday.


For qualified annuities, to avoid IRS penalty taxes, the retirement date generally must be:


o  on or after the annuitant reaches age 59 1/2; and
o by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2.

If you are taking the minimum IRA distributions as required by the Code from another tax-qualified investment, or in the form of partial withdrawals from this annuity, annuity payouts can start as late as the annuitant's 90th birthday.


Beneficiary

If death benefits become payable before the retirement date, your named beneficiary will receive all or part of the contract value. If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Payment in case of death" for more about beneficiaries.)

PAGE 20
Minimum payment

If single payment:


Nonqualified:       $2,000
Qualified:          $2,000


Minimum additional purchase payment(s):     $50

Maximum payment(s):     $1,000,000 of cumulative payments without
                        prior approval

How to make payments

By letter


Send your check along with your name and contract number to:


Regular mail:

American Centurion Life Assurance Company
P.O. Box 5555
Albany, NY  12205-0555

Express mail:

American Centurion Life Assurance Company
20 Madison Avenue Extension
Albany, NY  12205

Charges

Contract administrative charge

This fee is for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary at the end of each contract year. We will waive this charge when the contract value is $50,000 or more on the current contract anniversary.


If you take a full withdrawal from your contract, the $30 annual charge will be deducted at the time of withdrawal regardless of contract value. The annual charge cannot be increased and does not apply after annuity payouts begin.


Variable account administrative charge
This charge is applied daily to the variable subaccounts and reflected in the unit values of the subaccounts. Annually, it totals 0.15% of their average daily net assets. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. The variable account administrative charge cannot be increased.

PAGE 21
Mortality and expense risk fee
This fee is to cover the mortality risk and expense risk and is applied daily to the variable subaccounts and reflected in the accumulation unit values of the subaccounts. The subaccounts pay this fee at the time dividends are distributed from the funds in which they invest. Annually, the fee totals 1.25% of the subaccounts average daily net assets. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long the entire group of American Centurion Life annuitants live. If, as a group, American Centurion Life annuitants outlive the life expectancy we have assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, American Centurion Life annuitants do not live as long as expected, we could profit from the mortality risk fee. Expense risk arises because the contract administrative charge and variable account administrative charge cannot be increased and may not cover our expenses. Any deficit would have to be made up from our general assets.

We may use any profits realized from the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed in the following paragraphs, will cover sales and distribution expenses.


Withdrawal charge
If you withdraw part or all of your contract, you may be subject to a withdrawal charge. The withdrawal amount you request is determined by drawing from your total contract value in the following order:


1. First, we withdraw up to 10% of your prior anniversary contract value not yet withdrawn this contract year. There is no withdrawal charge on withdrawals totaling up to 10% of your prior anniversary contract value each contract year.

2. Next, we withdraw any contract earnings (contract value minus all purchase payments received and not previously withdrawn) in excess of the annual 10% free withdrawal amount. There is no withdrawal charge on contract earnings.


3. Next, if necessary, we withdraw the old purchase payments, starting with the first purchase payment made and not previously withdrawn. There is no withdrawal charge on old payments that we received in any contract year six or more years prior to the contract year of withdrawal.

4.  Finally, if necessary, we withdraw new purchase payments.
These are payments that we received during the contract year of withdrawal and during the six immediately preceding contract years. There is a withdrawal charge on new payments. We determine your

PAGE 22
withdrawal charge by multiplying each of your new payments by the applicable withdrawal charge percentage, and then totaling the withdrawal charges.


The new payment withdrawal charge percentage depends on the number of contract years since you made the payment(s).

Contract Years From                           Withdrawal Charge
  Payment Receipt                                Percentage
         1                                           7%
         2                                           6%
         3                                           5%
         4                                           4%
         5                                           3%
         6                                           2%
         7                                           1%
    Thereafter                                       0%

Withdrawal charge calculation example


The following is an example of the calculation we would make to determine the withdrawal charge on a contract with this history:

o The contract date is July 1, 1997 with a contract year of July 1 through June 30 and with an anniversary date of July 1 each year; and

o We received these payments - $10,000 July 1, 1997, $8,000 Dec. 31, 2003 and $6,000 Feb. 20, 2005; and

o The owner withdraws the contract for its total withdrawal value of $38,101 on Aug. 5, 2007 and had not made any other withdrawals during that contract year; and

o       The prior anniversary July 1, 2007 contract value was $38,488.

Withdrawal Charge       Explanation
   $  0                       $3,848.80 is 10% of the prior anniversary
                              contract value withdrawn without withdrawal charge; and


      0 $10,252.20 is contract earnings in excess of the 10% free withdrawal amount withdrawn without withdrawal charge; and


      0 $10,000 July 1, 1997 payment is an old payment withdrawn without withdrawal charge; and

    240 $8,000 Dec. 31, 2003 payment is a new payment in its fifth contract year from receipt, withdrawn with a 3% withdrawal charge; and

    240 $6,000 Feb. 20, 2005 payment is a new payment in its fourth contract year from receipt withdrawn with a 4% withdrawal charge.
----------
   $480

The withdrawal charge is calculated so that the total amount minus any withdrawal charge equals the amount you request. If you take a full withdrawal from your contract, the $30 contract charge also will be deducted.


Waiver of withdrawal charges There are no withdrawal charges for:


o withdrawals during the year totaling up to 10% of your prior contract anniversary contract value;
o contract earnings - if any - in excess of the annual 10% free withdrawal amount; and
o required minimum distributions from a qualified annuity after you reach age 70 1/2 (for those amounts required to be distributed from this annuity only);
o       contracts settled using an annuity payout plan; and
o       death benefits.


Possible group reductions: In some cases lower sales and administrative expenses may be incurred due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

Valuing your investment

Here is how your fixed account and variable subaccounts are valued:

Fixed account: The amounts allocated to the fixed account are valued directly in dollars and equal the sum of your purchase payments and transfer amounts plus interest earned, less any amounts withdrawn or transferred and any contract administrative charge.

Variable subaccounts: Amounts allocated to the variable subaccounts are converted into accumulation units. Each time you make a purchase payment or transfer amounts into one of the variable subaccounts, a certain number of accumulation units are credited to your contract for that subaccount. Conversely, each time you take a partial withdrawal, transfer amounts out of a variable subaccount, or are assessed a contract administrative charge, a certain number of accumulation units are subtracted from your contract.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the underlying fund.

PAGE 24
The dollar value of each accumulation unit can rise or fall daily depending on the performance of the underlying mutual fund and on certain fund expenses. Here is how unit values are calculated:

Number of units
To calculate the number of accumulation units for a particular subaccount, we divide your investment, after deduction of any premium taxes, by the current accumulation unit value.

Accumulation unit value
The current accumulation unit value for each variable subaccount equals the last value times the subaccount's current net investment factor.

Net investment factor Determined each business day by:

o       adding the  underlying  mutual fund's  current net asset value per share
        plus  per-share   amount  of  any  current   dividend  or  capital  gain
        distribution; then
o       dividing that sum by the previous net asset value per share;
        and
o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the underlying mutual fund may fluctuate, the accumulation unit value may increase or decrease. You bear this investment risk in a variable subaccount.

Factors that affect variable subaccount accumulation units Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:


o additional purchase payments allocated to the variable subaccount(s);
o       transfers into or out of the variable subaccount(s);
o       partial withdrawals;
o       withdrawal charges; and/or
o       contract administrative charges.


Accumulation unit values may fluctuate due to:


o       changes in net asset value of underlying mutual fund(s);
o       dividends distributed to the variable subaccount(s);
o       capital gains or losses of underlying mutual fund(s);
o       mutual fund operating expenses;
o       mortality and expense risk fees; and/or
o       variable account administrative charges.

PAGE 25
Making the most of your annuity

Automated dollar-cost averaging*

You can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might have a set amount transferred monthly from a relatively conservative variable subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market value(s) of the underlying mutual fund(s). Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. For specific features contact your agent.

                               How dollar-cost averaging works

                          Month       Amount       Accumulation  Number of units
                                     invested       unit value      purchased

By investing an           Jan         $100             $20            5.00
equal number of
dollars each month....    Feb          100              18            5.56

                          Mar          100              17            5.88

you automatically         Apr          100              15            6.67
buy more units
when the per unit         May          100              16            6.25
market price is low....
                          Jun          100              18            5.56

                          Jul          100              17            5.88

                          Aug          100              19            5.26

and fewer units           Sep          100              21            4.76
when the per unit
market price is           Oct          100              20            5.00
high.

You have paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.


Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.


* Some restrictions may apply.

Transferring money between subaccounts
You may transfer money from any one subaccount, or the fixed account, to another before annuity payouts begin. Certain restrictions apply to transfers involving the fixed account. If we receive your request before the close of business, we will process

PAGE 26
it that day. Requests received after the close of business will be processed the next business day. There is no charge for transfers. Before making a transfer, you should consider the risks involved in switching investments.


We may suspend or modify transfer privileges at any time. The right to transfer contract values between the subaccounts is subject to modification if we determine, in our sole discretion, that the exercise of that right by one or more contract owners is, or would be, to the disadvantage of other contract owners. Any modification could be applied to transfers to or from some or all of the subaccounts. These modifications could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one contract owner or limiting the dollar amount that may be transferred between the subaccounts and the fixed account by a contract owner at any one time. We may apply these modifications or restrictions in any manner reasonably designed to prevent any use of the transfer right we consider to be to the disadvantage of other contract owners. (For information on transfers after annuity payouts begin, see "Transfer policies.")


Transfer policies

o You may transfer contract values between the variable subaccounts or from the subaccount(s) to the fixed account at any time. However, if you have made a transfer from the fixed account to the subaccount(s), you may not make a transfer from any subaccount back to the fixed account for six months following that transfer.

o You may transfer contract values from the fixed account to the variable subaccount(s) on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up for transfer periods of your choosing subject to certain minimums).

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the fixed account to the variable subaccount(s) will be effective on the day we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o Once annuity payouts begin no transfers may be made to or from the fixed account, but transfers may be made once per contract year among the variable subaccounts.

Two ways to request a transfer or a withdrawal

1       By letter


Send  your  name,   contract   number,   Social   Security  number  or  taxpayer
identification number and signed request for a transfer or withdrawal to:

PAGE 27
Regular mail:
American Centurion Life Assurance Company
P.O. Box 5555
Albany, NY  12205-0555

Express mail:
American Centurion Life Assurance Company
20 Madison Avenue Extension
Albany, NY  12203


Minimum amount
Mail transfers:               $500 or entire variable subaccount or fixed
                              account balance
Mail withdrawals:             $500 or entire variable subaccount or fixed
                              account balance


Maximum amount
Mail transfers:               Contract value
Mail withdrawals:             Contract value


2       By automated transfers and automated partial withdrawals


Your agent can help you set up automated transfers among your subaccount(s) or fixed account or partial withdrawals from the accounts.


You can start or stop this service by written request or other method acceptable to American Centurion Life. You must allow 30 days for American Centurion Life to change any instructions that are currently in place.

o       Automated  transfers may not exceed an amount that, if continued,  would
        deplete  the  fixed  account  or   subaccount(s)   from  which  you  are
        transferring within 24 months.

o Automated transfers and automated partial withdrawals are subject to all of the contract provisions and terms, including transfer of contract values between accounts. Automated withdrawals may be restricted by applicable law under some contracts.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

Minimum amount
Automated transfers or withdrawals:              $100 monthly/$250 quarterly


Maximum amount
Automated transfers or withdrawals:              Contract value (except for
                                                 automated transfers from
                                                 the fixed account)


Withdrawals from your contract

As owner, you may withdraw all or part of your contract at any time before annuity payouts begin by sending a written request to American Centurion Life. For total withdrawals we will compute the

PAGE 28
value of your contract at the close of business after we receive your request. We may ask you to return the contract. You may have to pay withdrawal charges (see "Withdrawal charge") and IRS taxes and penalties (see "Taxes"). No withdrawals may be made after annuity payouts begin.


Withdrawal policies
If you have a balance in more than one account and request a partial withdrawal, we will withdraw money from all your sub accounts and/or the fixed account in the same proportion as your value in each correlates to your total contract value, unless you request otherwise.


Receiving payment when you request a withdrawal

By regular or express mail:

o       Payable to owner.

o Normally mailed to address of record within seven days after receiving your request. However, we may postpone the payment if:

        -the withdrawal amount includes a purchase payment check that has not cleared; -the NYSE is closed, except for normal holiday and weekend closings; -trading on the NYSE is restricted, according to SEC rules; -an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or -the SEC permits us to delay payment for the protection of security holders.


      NOTE: You will be charged a fee if you request express mail delivery.


Changing ownership


You may change ownership of your nonqualified annuity at any time by filing a change of ownership on a form approved by us and sent to our Albany home office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request believed to be authentic and will use reasonable procedures to confirm authenticity. If these procedures are followed, we take no responsibility for the validity of the change.


If you have a nonqualified annuity, you may lose your tax advantages by transferring, assigning or pledging any part of it.
(See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose to any person except American Centurion Life.

PAGE 29
However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

Benefits in case of death

If you or the annuitant dies (or, for qualified annuities, if the annuitant dies) before annuity payouts begin, we will pay the beneficiary as follows:

For contracts where both the owner and annuitant were 75 or younger on the date the contract was issued and if all withdrawals you have made from this contract have been without withdrawal charges, the beneficiary receives the greater of:

1.      the contract value; or

2.      the total purchase payments paid less any amounts withdrawn;
        or

3. on or after the fifth contract anniversary, the death benefit as of the most recent fifth contract anniversary adjusted by adding any purchase payments made since that most recent fifth contract anniversary and by subtracting any amounts withdrawn since that most recent fifth contract anniversary.

For contracts where both the owner and annuitant were 75 or younger on the date the contract was issued and you have made withdrawals subject to withdrawal charges, the beneficiary receives the contract value.

For contracts where either the owner or annuitant were 76 or older on the date the contract was issued, the beneficiary receives the contract value.


If your spouse is sole beneficiary under a nonqualified annuity and you die before the retirement date, your spouse may keep the annuity as owner. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Under a qualified annuity, if the annuitant dies before annuity payouts begin, and the spouse is the only beneficiary, the spouse may keep the annuity as owner until the date on which the spouse reaches age 70 1/2 or any other date permitted by the Code. To do this, the spouse must give us written instructions within 60 days after we receive proof of death.


Payments: We will pay the beneficiary in a single sum unless you have given us other written instructions, or the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death;

PAGE 30
o payouts begin no later than one year after death, or other date as permitted by the Code; and
o the payout period does not extend beyond the beneficiary's life or life expectancy.


When paying the beneficiary, we will determine the contract's value at the next close of business after our death claim requirements are fulfilled. Interest, if any, will be paid from the date of death at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled. (See "Taxes.")

The annuity payout period

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we will mutually agree on other payout arrangements. The amount available for payouts under the plan you select is the contract value on your retirement date. No withdrawal charges are deducted under the payout plans listed below.

You also decide whether annuity payouts are to be made on a fixed or variable basis, or a combination of fixed and variable. Amounts of fixed and variable payouts depend on:
o  the annuity payout plan you select;
o  the annuitant's age and, in most cases, sex;
o  the annuity table in the contract; and
o  the amounts you allocated to the account(s) at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccount(s) you select. These payouts will vary from month to month because the performance of the underlying mutual funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.)

For information with respect to transfers between accounts after annuity payouts begin, see "Transfer policies."

Annuity payout plans

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are to be used to purchase the payout plan:

o Plan A - Life annuity - no refund: Monthly payouts are made until the annuitant's death. Payouts end with the last payout before the annuitant's death; no further payouts will be made. This means that if the annuitant dies after only one monthly payout has been made, no more payouts will be made.


o Plan B - Life annuity with five, 10 or 15 years certain: Monthly payouts are made for a guaranteed payout period of five, 10 or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period has expired. The guaranteed payout

PAGE 31
period is calculated from the retirement date. If the annuitant outlives the elected guaranteed payout period, payouts will continue until the annuitant's death.

o Plan C - Life annuity - installment refund: Monthly payouts are made until the annuitant's death, with our guarantee that payouts will continue for some period of time. Payouts will be made for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.


o Plan D - Joint and last survivor life annuity - no refund: Monthly payouts are made while both the annuitant and a joint annuitant are living. If either annuitant dies, monthly payouts continue at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o Plan E - Payouts for a specified period (available as a fixed payout only): Monthly payouts are made for a specific payout period of 10 to 30 years that you elect. Payouts will be made only for the number of years specified whether the annuitant is living or not. Depending on the time period selected, it is foreseeable that an annuitant can outlive the payout period selected. In addition, a 10% IRS penalty tax could apply under this payout plan. (See "Taxes.")


Restrictions for some qualified plans: If you purchased a qualified annuity, you must select a payout plan that provides for payouts:

o  over the life of the annuitant;
o over the joint lives of the annuitant and a designated beneficiary;
o for a period not exceeding the life expectancy of the annuitant; or
o for a period not exceeding the joint life expectancies of the annuitant and a designated beneficiary.

If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

Death after annuity payouts begin

If you or the annuitant dies after annuity payouts begin, any amount payable to the beneficiary will be provided in the annuity payout plan in effect.

PAGE 32
Taxes


Generally, under current law, any increase in your contract value is taxable to you only when you receive a payout or withdrawal. (However, see detailed discussion below.) Any portion of the annuity payouts and any withdrawals you request that represent ordinary income are normally taxable. You will receive a 1099 tax information form for any year in which a taxable distribution was made according to our records.


Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. All amounts received after your investment in the annuity is fully recovered will be subject to tax.

Tax law requires that all nonqualified deferred annuity contracts issued by the same company to the same owner during a calendar year are to be taxed as a single, unified contract when distributions are taken from any one of such contracts.

Annuity payouts under qualified annuities: Under a qualified annuity, the entire payout generally will be includable as ordinary income and subject to tax except to the extent that contributions were made with after-tax dollars. If you or your employer invested in your contract with pre-tax dollars as part of a qualified retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.


Withdrawals: If you withdraw part or all of your contract before your annuity payouts begin, your withdrawal payment will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds your investment. You also may have to pay a 10% IRS penalty for withdrawals made prior to age 59 1/2. For qualified annuities, other penalties may apply if you make withdrawals from your annuity before your plan specifies that you can receive payouts.

Death benefits to beneficiaries: The death benefit under an annuity is not tax-exempt. Any amount received by the beneficiary that represents previously deferred income earnings within the contract is taxable as ordinary income to the beneficiary in the year(s) he or she receives the payments.

Annuities owned by corporations, partnerships or trusts: For nonqualified annuities annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax-deferred.


Penalties: If you receive amounts from your contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received by you or your beneficiary:

PAGE 33
o  because of your death;
o  because you become disabled (as defined in the Code);
o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or
o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For a qualified annuity, other penalties or exceptions may apply if you make withdrawals from your annuity before your plan specifies that payouts can be made.


Withholding, generally: If you receive all or part of the contract value from an annuity, withholding may be imposed against the taxable income portion of the payment. Any withholding that is done represents a prepayment of your tax due for the year. You take credit for such amounts on your annual tax return.

If the payment is part of an annuity payout plan, the amount of withholding generally is computed using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security number or taxpayer identification number, you may elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full withdrawal) withholding is computed using 10% of the taxable portion. Similar to above, as long as you've provided us with a valid Social Security number or taxpayer identification number, you may elect not to have this withholding occur.

The state also imposes withholding requirements similar to the federal withholding described above. Therefore, any payment from which federal
withholding  is  deducted  may  also  have  state  withholding   deducted.   The
withholding requirements may differ if payment is being made to a non-U.S. citizen or if the payment is being delivered outside the United States.

Transfer of ownership of a nonqualified annuity: If you make such a transfer without receiving adequate consideration, the transfer is considered a gift, and also may be considered a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the amount of deferred earnings at the time of the transfer will be taxed to the original owner, who also may be subject to a 10% IRS penalty as discussed earlier. In this case, the new owner's investment in the annuity will be the value of the annuity at the time of the transfer.


Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal.

PAGE 34
Important: Our discussion of federal tax laws is based upon our understanding of these laws as they are currently interpreted.
Federal tax laws or current interpretations of them may change.

For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

Tax qualification

The contract is intended to qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendments.

Voting rights


As a contract owner with investments in the variable subaccount(s), you may vote on important mutual fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.


Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each variable subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:


o       the reserve held in each subaccount for your contract;
o divided by the net asset value of one share of the applicable underlying mutual fund.


As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.


We calculate votes separately for each account. Notice of these meetings, proxy materials and a statement of the number of votes to which the voter is entitled will be sent.


We will vote shares for which we have not received instructions in the same proportion as the votes for which we have received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we have received instructions.

PAGE 35
Substitution of investments


If shares of any fund should not be available for purchase by the appropriate variable subaccount or if, in the judgment of American Centurion Life's Management, further investment in such shares is no longer appropriate in view of the purposes of the subaccount, investment in the subaccount may be discontinued or another registered open-end management investment company may be substituted for fund shares held in the subaccount(s) if American Centurion Life believes it would be in the best interest of persons having voting rights under the contract. The variable account may be operated as a management company under the 1940 Act or it may be deregistered under this Act if the registration is no longer required. In the event of any such substitution or change, American Centurion Life, without the consent or approval of the owners, may amend the contract and take whatever action is necessary and appropriate. However, no such substitution or change will be made without the necessary approval of the SEC and state insurance department. American Centurion Life will notify owners of any substitution or change.


Distribution of the contracts

The contracts will be distributed by banks and financial institutions either directly or through a network of third-party marketers. American Express Financial Advisors Inc., the principal underwriter for the variable account, will pay commissions for the distribution of the contracts to the broker-dealers of the banks or financial institutions or the broker-dealers of the third-party marketers who have entered into distribution agreements with American Express Financial Advisors. These commissions will not be more than 7% of purchase payments received on the contracts.

From time to time, American Centurion Life may pay or permit other promotional incentives, in cash or credit or other compensation.

About American Centurion Life


ACL Personal PortfolioSM is issued by American Centurion Life. American Centurion Life is a wholly-owned subsidiary of IDS Life, which is a wholly-owned subsidiary of AEFC. AEFC is a wholly-owned subsidiary of American Express Company. American Express Company is a financial services company principally engaged through subsidiaries (in addition to AEFC) in travel related services, investment services and international banking services.


American Centurion Life is a stock life insurance company organized in 1969 under the laws of the state of New York. Its home office is located at 20 Madison Avenue Extension, P.O. Box 5555, Albany, NY 12205-0555. American Centurion Life is licensed in the states of Alabama, Delaware, and New York and conducts a conventional life insurance business in New York.

American Express Financial Advisors Inc. is the principal underwriter for the variable account. Its home office is IDS Tower 10, Minneapolis, MN 55440-0010. American Express Financial
Advisors is registered with the SEC under the Securities Exchange

PAGE 36
Act of 1934 as a broker-dealer and is a member of the National
Association of Securities Dealers, Inc. American Express Financial Advisors is a wholly owned subsidiary of AEFC.

The AEFC family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.


Other subsidiaries provide investment management and related services for pension, profit-sharing, employee savings and endowment funds of businesses and institutions.

Regular and special reports

Services

To help you track and evaluate the performance of your annuity, American Centurion Life provides:

Quarterly statements showing the value of your investment.

Annual reports containing required information on the annuity and its underlying investments.

Table of contents of the Statement of Additional Information


Performance information...............................3
Calculating annuity payouts...........................6
Rating agencies.......................................7
Principal underwriter.................................8
Independent auditors..................................8
Saving for retirement.................................8
Prospectus............................................8
Financial statements -
     American Centurion Life Assurance
     Company
-------------------------------------------------------------------
Please check the appropriate box to receive a copy of the Statement of Additional Information for:


____ ACL Personal PortfolioSM

____ IDS Life Retirement Annuity Mutual Funds

____ The OCC Accumulation Trust


____ Putnam Variable Trust


____ GT Global Variable Investment Funds

Mail your request to:

American Centurion Life Assurance Company
P.O. Box 5555
Albany, NY  12205-0555




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PAGE 37
American Centurion Life will mail your request to:

Your name _____________________________________________________

Address _______________________________________________________

City __________________________ State ____________ Zip ________

                                STATEMENT OF ADDITIONAL INFORMATION

                                                for

                                      ACL PERSONAL PORTFOLIO
                                                            SM


                                  ACL VARIABLE ANNUITY ACCOUNT 2

                                     __________________, 1997


ACL Variable Annuity Account 2 is a separate account established and maintained by American Centurion Life Assurance Company
(American Centurion Life).

This Statement of Additional Information (SAI), dated ____________, 1997 is not a prospectus. It should be read together with the prospectus dated _____________, 1997 which may be obtained from your agent, or by writing or calling American Centurion Life at the address or telephone number below.




American Centurion Life Assurance Company
20 Madison Avenue Extension
P.O. Box 5555
Albany, NY  12205-0555
800-504-0469




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PAGE 39
                                         TABLE OF CONTENTS

Performance Information.......................................p.3

Calculating Annuity Payouts...................................p.6

Rating Agencies...............................................p.7

Principal Underwriter.........................................p.8

Independent Auditors..........................................p.8


Saving for Retirement.........................................p.8

Prospectus....................................................p.8

Financial Statements
     - American Centurion Life Assurance Company

PAGE 40
PERFORMANCE INFORMATION


The following performance figures are calculated on the basis of historical performance of the funds. The performance figures relating to these funds assume that the contract was offered prior to _____, 1997, which it was not. Before the subaccounts began investing in these funds, the figures show what the subaccount performance would have been if these subaccounts had existed during the illustrated periods. Once these subaccounts began investing in these funds, actual values are used for the calculations.


Calculation of Yield for the IDS Life Moneyshare Fund Subaccount

Simple yield for the subaccount investing in the IDS Life Moneyshare Fund will be based on the: (a) change in the value of a hypothetical investment (exclusive of capital changes) at the beginning of a seven-day period for which yield is to be quoted; (b) subtracting a pro rata share of subaccount expenses accrued over the seven-day period; (c) dividing the difference by the value of the subaccount at the beginning of the period to obtain the base period return; and (d) annualizing the results (i.e., multiplying the base period return by 365/7).

The value of the hypothetical subaccount includes the amount of any declared dividends, the value of any shares purchased with any dividend paid during the period and any dividends declared for such shares. The variable subaccount's yield does not include any realized or unrealized gains or losses, nor does it include the effect of any applicable surrender charge.

Calculation of compound yield begins with the same base period return used in the calculation of yield, which is then annualized to reflect compounding according to the following formula:

                                                365/7
      Compound Yield =[(Base Period Return + 1)      ]-1


                         Annualized Yields based on Seven-Day Period ended
                                           Dec. 31, 1996

Subaccount investing in:          Simple Yield       Compound Yield
IDS Life Moneyshare Fund              3.26%               3.32%


Calculation of Yield for the IDS Life Special Income Fund
Subaccount

For the subaccount investing in the IDS Life Special Income Fund quotations of yield will be based on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and will be computed by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period, according to the following formula:

PAGE 41
                                          6
                       YIELD = 2[(a-b + 1)  - 1]
                                   cd


where:     a = dividends and investment income earned during the
               period
           b = expenses accrued for the period (net of
               reimbursements)
           c = the average  daily  number of  accumulation  units  outstanding during the period that were entitled to receive dividends d = the maximum offering price per accumulation unit on the last day of the period


Yield on the subaccount is earned from the increase in the net asset value of shares of the fund in which the subaccount invests and from dividends declared and paid by the fund, which are automatically invested in shares of the fund.


                    Annualized yield based on 30-Day Period ended Dec. 31, 1996


Subaccount investing in:          Yield
IDS Life Special Income           7.22%


Calculation of Average Annual Total Return

Quotations of average annual total return for any subaccount will be expressed in terms of the average annual annuity compounded rate of return of a hypothetical investment in the contract over a period of one, five and 10 years (or, if less, up to the life of the account), calculated according to the following formula:
                               n
                         P(1+T)  = ERV


where:     P = a hypothetical initial payment of $1,000
           T = average annual total return
           n = number of years
         ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the one-, five-or 10-year (or other) period at the end of the one-, five- or 10-year (or other) period (or fractional portion thereof)

PAGE 42
                    Average Annual Total Return For Period Ended Dec. 31, 1996


Average Annual Total Return with Withdrawal


                                                                         Since
Subaccount investing in:               1 Year     5 Year     10 Year   Inception
-----------------------
IDS LIFE
  Aggressive Growth Fund (1/92)*        7.49%         -%          -%      10.23%
  Capital Resource Fund (10/81)        -0.39       6.50       12.10           -
  International Equity Fund (1/92)      1.07          -           -        7.53
  Managed Fund (4/86)                   8.24       8.80       10.74           -
  Moneyshare Fund (10/81)              -3.06       2.08        3.84           -
  Special Income Fund (10/81)          -1.31       7.73        7.20           -

OCC ACCUMULATION TRUST
  Managed Portfolio (8/88)             13.94      17.05           -        18.45

GT GLOBAL
  Variable Latin America Fund (2/93)   13.64          -           -         7.99
  Variable New Pacific Fund (2/93)     22.05          -           -         7.44

Putnam VT
  Diversified Income Fund (7/93)        0.38          -           -         4.62
  Growth and Income Fund (12/87)       13.10      14.02           -        13.94
  High Yield Fund (12/87)               4.12      11.54           -        10.92
  New Opportunities Fund (5/94)         1.62          -           -        20.60


Average Annual Total Return without Withdrawal

                                                                        Since
Subaccount Investing in:              1 Year     5 Year     10 Year    Inception
-----------------------


IDS Life
  Aggressive Growth Fund (1/92)       14.49%         -%          -%       10.64%
  Capital Resource Fund (10/81)        6.36       6.81       12.10            -
  International Equity Fund (1/92)     7.93          -           -         7.99
  Managed Fund (4/86)                 15.24       9.08       10.74            -
  Moneyshare Fund (10/81)              3.48       2.45        3.84            -
  Special Income Fund (10/81)          5.37       8.03        7.20            -

OCC ACCUMULATION TRUST
  Managed Portfolio (8/88)            20.94      17.26           -        18.45

GT GLOBAL
  Variable Latin America (2/93)       20.64          -           -         8.82
  Variable New Pacific Fund (2/93)    29.05          -           -         8.28

Putnam VT
  Diversified Income Fund (7/93)       7.18          -           -         5.66
  Growth and Income Fund (12/87)      20.10      14.26           -        13.94
  High Yield Fund (12/87)             11.12      11.80           -        10.92
  New Opportunities Fund (5/94)        8.52          -           -        22.02


 *inception dates of the funds are shown in parentheses.

Aggregate Total Return

Aggregate total return represents the cumulative change in value of an investment for a given period (reflecting change in a subaccount's accumulation unit value) and is computed by the following formula:

                                              ERV - P
                                                 P

PAGE 43
where:     P = a hypothetical initial payment of $1,000
         ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the one, five, or 10 year (or other) period at the end of the one, five, or 10 year (or other) period (or fractional portion thereof)


The Securities and Exchange Commission (SEC) requires that an assumption be made that the contract owner withdraws the entire contract at the end of the one, five and 10 year periods (or, if less, up to the life of the subaccount) for which performance is required to be calculated. In addition, performance figures may be shown without the deduction of a withdrawal charge.


Total return figures reflect the deduction of all applicable charges including the contract administrative charge, variable account administrative charge, variable account administrative charge and mortality and expense risk fee.

Performance of the subaccount may be quoted or compared to rankings, yields, or returns as published or prepared by independent rating or statistical services or publishers or publications such as The Bank Rate Monitor National Index, Barron's, Business Week, CDA Technologies, Donoghue's Money Market Fund Report, Financial Services Week, Financial Times, Financial World, Forbes, Fortune, Global Investor, Institutional Investor, Investor's Daily, Kiplinger's Personal Finance, Lipper Analytical Services, Money, Morningstar, Mutual Fund Forecaster, Newsweek, The New York Times, Personal Investor, Stanger Report, Sylvia Porter's Personal Finance, USA Today, U.S. News & World Report, The Wall Street Journal and Wiesenberger Investment Companies Service.


CALCULATING ANNUITY PAYOUTS

The Variable Account

The following calculations are done separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

Initial Payout:  To compute your first monthly payment, we:


o determine the dollar value of your annuity as of the valuation date seven days before the retirement date; then
o apply the result to the annuity table contained in the contract or another table at least as favorable. The annuity table shows the amount of the first monthly payment for each $1,000 of value which depends on factors built into the table, as described below.


Annuity Units: The value of your subaccount is then converted to annuity units. To compute the number credited to you, we divide the first monthly payment by the annuity unit value (see below) on the valuation date on (or next day preceding) the seventh calendar

PAGE 44
day before the retirement date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying mutual fund.

Subsequent Payouts:  To compute later payouts, we multiply:
o the annuity unit value on the valuation date on or immediately preceding the seventh calendar day before the payout is due; by
o  the fixed number of annuity units credited to you.

Annuity Table: The table shows the amount of the first monthly payment for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.) The table assumes that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts.

Annuity Unit Values: This value was originally set at $1 for each subaccount. To calculate later value we multiply the last annuity value by the product of: o the net investment factor; and o the neutralizing factor. The purpose of the neutralizing factor is to offset the effect of the assumed investment rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.


Net Investment Factor:
This value is determined  each business day by:
o adding the underlying mutual fund's current net asset value per share plus per share amount of any current dividend or capital gain distribution; then
o dividing that sum by the previous net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee from the result.


Because the net asset value of the underlying mutual fund may fluctuate, the net investment factor may be greater or less than one, and the accumulation unit value may increase or decrease. You bear this investment risk in a variable subaccount.

The Fixed Account


Your fixed annuity payout amounts are guaranteed. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we: o take the value of your fixed account at the retirement date or the date you have selected to begin receiving your annuity payouts; then o using an annuity table, we apply the value according to the annuity payout plan you select; and o the annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The table will be equal to or greater than the table in your contract.

PAGE 45
RATING AGENCIES

The following chart reflects the ratings given to American Centurion Life by independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the variable subaccounts of ACL Personal Portfolio
                                              SM
                                                .  This information
relates only to the fixed account and reflects American Centurion Life's ability to make annuity payouts and to pay death benefits and other distributions from the annuity.

Rating agency             Rating

A.M. Best                   A+
                        (Superior)

Duff & Phelps              AAA

PRINCIPAL UNDERWRITER

The principal underwriter for the variable accounts is American Express Financial Advisors Inc. which offers the variable contracts on a continuous basis.

INDEPENDENT AUDITORS


The financial statements of American Centurion Life Assurance Company (a wholly owned subsidiary of IDS Life Insurance Company) as of December 31, 1996 and 1995, and for the years then ended, have been audited by Ernst and Young LLP, independent auditors as stated in their report appearing herein.


SAVING FOR RETIREMENT

You may have to save more for retirement because the average person lives 17 years in retirement. Social security and pensions will not cover your expenses in retirement. Sixty cents of every retirement dollar must come from your personal savings.

Sources: Social Security Administration, U.S. Department of Health and Human Services.

PROSPECTUS

The prospectus dated _____, 1997, is hereby incorporated in this SAI by reference.

American Centurion Life Financial Information

The financial statements shown below are those of the insurance company and not those of any other entity. They are included for the purpose of informing the investor as to the financial condition of the insurance company and its ability to carry out its obligations under its variable contracts.

                    AMERICAN CENTURION LIFE ASSURANCE COMPANY
                                 BALANCE SHEETS


                                                       Dec. 31,        Dec. 31,
 ASSETS                                                  1996            1995
 ------                                                ----------      -------
                                                              (thousands)
Investments  in fixed  maturities:
Held to maturity,  at  amortized  cost (Fair value:
1996, $19,958; 1995, $24,191)                           $ 19,579        $ 23,222
Available for sale, at fair value (Amortized cost:
1996, $134,631; 1995, $83,589)                           136,091          86,980
                                                        --------        --------
                                                         155,670         110,202

Cash and cash equivalents                                 13,856           2,531
Amounts recoverable from reinsurance                       2,728           3,402
Other accounts receivable                                     14              86
Accrued investment income                                  2,104           1,500
Deferred policy acquisition costs                          4,364           1,318
Deferred income taxes                                         --             144
Other assets                                                  41              44
                                                      ----------    ------------

Total assets                                            $178,777        $119,227
                                                         =======         =======
LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
Future policy benefits:
Fixed annuities                                         $139,362        $ 92,789
Traditional life insurance                                 1,883           3,579
Disability income insurance                                  225             225

Policy claims and other policyholders' funds                 691             263
Amounts due to broker                                      4,916              --
Deferred income taxes                                        592              --
Other liabilities                                             34           1,121
                                                        --------       ---------
Total liabilities                                        147,703          97,977

Stockholder's equity:
Capital stock, $10 par value per share;
100,000 shares authorized,
issued and outstanding                                     1,000           1,000
Additional paid-in capital                                16,600           6,600
Net unrealized gain on investments                           863           2,204
Retained earnings                                         12,611          11,446
                                                      ----------      ----------
Total stockholder's equity                                31,074          21,250
                                                      ----------      ----------

Total liabilities and stockholder's equity              $178,777        $119,227
                                                         =======         =======
Commitments and contingencies (note 6)

See accompanying notes.

                    AMERICAN CENTURION LIFE ASSURANCE COMPANY
                              STATEMENTS OF INCOME

                                                         Years ended Dec. 31,
                                                        1996              1995
                                                       ------            -----
                                                              (thousands)
Revenues:
Contractholder charges                                  $  306           $  299
Net investment income                                    8,851            7,734
Net realized gain (loss) on investments                    (57)             112
                                                       -------           ------

Total revenues                                           9,100            8,145
                                                        ------           ------

Benefits and expenses:
Interest credited on investment contracts                5,849            4,670
Amortization of deferred policy
acquisition costs                                           21              294
Other operating expenses                                 1,387              710
                                                        ------           ------

Total expenses                                           7,257            5,674
                                                        ------           ------


Income before income taxes                               1,843            2,471

Income taxes                                               678              885
                                                       -------          -------

Net income                                             $ 1,165          $ 1,586

                                                         =====            =====



See accompanying notes.

                    AMERICAN CENTURION LIFE ASSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS

                                                          Years ended Dec. 31,
                                                          1996            1995
                                                              (thousands)
Cash flows from operating activities:
Net income                                              $  1,165       $  1,586
Adjustments to reconcile net income to
net cash (used in) provided by
operating activities:
Change in reinsurance receivable                             674            166
Change in accounts receivable                                 72          1,059
Change in accrued investment income                         (604)          (270)
Change in deferred policy acquisition
costs, net                                                (3,177)           252
Change in liabilities for future policy
benefits for traditional life and
disability income insurance                               (1,696)            --
Change in other assets                                         3            (44)
Change in policy claims and other
policyholders' funds                                         428            (97)
Change in deferred income taxes                            1,457           (640)
Change in other liabilities                               (1,087)           386
Amortization of premium
(accretion of discount), net                                  56            101
Net realized (gain) loss on investments                       57           (112)
Other, net                                                    --            (75)
                                                      ----------     -----------
Net cash (used in) provided by
operating activities                                      (2,652)         2,312
                                                         -------      ---------

Cash flows from investing activities:
Fixed maturities held to maturity:
Purchases                                                     --         (1,980)
Maturities                                                 2,603          3,443
Sales                                                        477             --
Fixed maturities available for sale:
Purchases                                                (59,425)       (22,290)
Maturities                                                 7,261          4,819
Sales                                                      1,572            496
Change in due to broker                                    4,916         (1,446)
                                                       ---------     -----------
Net cash used in
investing activities                                     (42,596)       (16,958)
                                                        --------      ----------

Cash flows from financing activities:
Activity related to investment contracts:
Considerations received                                   55,594         20,876
Surrenders and other benefits                            (14,870)       (12,691)
Interest credited to account balances                      5,849          4,670
Capital contribution from parent                          10,000              -
                                                         -------  -------------
Net cash provided by
financing activities                                      56,573         12,855
                                                        --------      ---------

Net increase (decrease) in cash and
cash equivalents                                          11,325         (1,791)

Cash and cash equivalents at beginning of year             2,531          4,322
                                                       ---------       --------

Cash and cash equivalents at end of year              $   13,856     $    2,531
                                                         =======        =======
See accompanying notes.

                    AMERICAN CENTURION LIFE ASSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                  ($ thousands)

1.   Summary of significant accounting policies

     Nature of business

     American Centurion Life Assurance Company (the Company) issues business consisting primarily of single and installment premium annuity contracts sold to New York residents. The Company is licensed to transact insurance business in New York, Alabama and Delaware.

     Basis of presentation

     The Company is a wholly owned subsidiary of IDS Life Insurance Company (IDS
     Life),  which is a wholly owned  subsidiary of American  Express  Financial
     Corporation. American Express Financial Corporation is a wholly owned subsidiary of American Express Company. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by the New York Department of Insurance (see Note 8).

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investments

     Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are carried as a separate component of stockholder's equity, net of deferred taxes.

     Realized investment gain or loss is determined on an identified cost basis.

     Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

     When evidence  indicates a decline,  which is other than temporary,  in the
     underlying  value  or  earning  power  of  individual   investments,   such
     investments are written down to the fair value by a charge to income.

     Statements of cash flows

     The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost which approximates fair value.

     Supplementary information to the statements of cash flows is summarized as follows:

                                                          1996              1995
                                                         -------           -----
     Cash paid during the year for:
       Income taxes                                       $257              $531

Recognition of profits on fixed annuity contracts

     Profits on fixed deferred annuities are recognized by the Company over the lives of the contracts, using primarily the retrospective deposit method. This method recognizes profits over the lives of the policies in proportion to the estimated gross profits expected to be realized.

     Deferred policy acquisition costs

     The costs of acquiring new business, principally sales compensation, policy issue costs, and certain sales expenses, have been deferred on annuity contracts. These costs are amortized as a percentage of the estimated gross profits expected to be realized on the policies.

     Liabilities for future policy benefits

     Liabilities for single premium deferred annuities and installment annuities are accumulation values. Liabilities for fixed annuities in a benefit status are based on the 1983a Table with interest at 6.25%.

     Federal income taxes

     The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between American Express Financial Corporation and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of American Express Financial Corporation and its subsidiaries that American Express Financial Corporation will reimburse subsidiaries for all tax benefits.

     Included in other liabilities at Dec. 31, 1996 and 1995 are ($185) and $758, respectively, (receivable from) payable to IDS Life for federal income taxes.

     Accounting changes

     The Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was effective Jan. 1, 1996. The new rule did not have a material impact on the Company's results of operations or financial condition.

2.   Investments

     Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

     Net realized (loss) gain on investments was ($57) and $112 for the years ended Dec. 31, 1996 and 1995, respectively, and was entirely due to sales of fixed maturities.

     Changes in net unrealized appreciation (depreciation) of investments for the years ended Dec. 31 are summarized as follows:

                                                           1996            1995
     Investments in fixed maturities:
       Held to maturity                                $  (590)           $6,587
       Available for sale                               (1,931)            2,283

     The amortized cost, gross unrealized gains and losses and fair value of investments in fixed maturities at Dec. 31, 1996 are as follows:

                                                                   Gross              Gross
                                                  Amortized      Unrealized        Unrealized          Fair
     Held to maturity                                 Cost         Gains             Losses            Value
     ----------------                             ---------      ---------          --------        --------
     Corporate bonds and obligations              $  17,995       $    421          $    154         $  18,262
     Mortgage-backed securities                       1,584            112                --             1,696
                                                 ----------       --------         ---------        ----------
                                                  $  19,579       $    533          $    154         $  19,958
                                                  =========       ========          ========         =========

     Available for sale
     U.S. Government agency obligations          $    2,095     $       --         $      32        $    2,063
     State and municipal obligations                  1,000             21                --             1,021
     Corporate bonds and obligations                 74,327          1,808               369            75,766
     Mortgage-backed securities                      57,209            638               606            57,241
                                                -----------       --------            ------       -----------
                                                   $134,631        $ 2,467           $ 1,007          $136,091
                                                   ========        =======           =======          ========

     The change in net unrealized gain on available for sale securities included as a separate component of stockholder's equity, net of deferred taxes, was $1,341 in 1996.

     The amortized cost, gross unrealized gains and losses and fair value of investments in fixed maturities at Dec. 31, 1995 are as follows:

                                                                   Gross              Gross
                                                  Amortized      Unrealized        Unrealized          Fair
     Held to maturity                                 Cost         Gains             Losses            Value
     ----------------                             ---------      ---------          --------        --------
     Corporate bonds and obligations              $  21,199       $    848           $    29        $   22,018
     Mortgage-backed securities                       2,023            150                --             2,173
                                                -----------      ---------         ---------      ------------
                                                  $  23,222       $    998           $    29        $   24,191
                                                  =========       ========           =======        ==========

     Available for sale
     U.S. Government agency obligations          $    2,104      $      31           $     2       $     2,133
     Corporate bonds and obligations                 42,174          2,623                 5            44,792
     Mortgage-backed securities                      39,311            944               200            40,055
                                                -----------       --------            ------       -----------
                                                  $  83,589        $ 3,598            $  207        $   86,980
                                                  =========        =======            ======        ==========

     The change in net unrealized gain on available for sale securities included as a separate component of stockholder's equity, net of deferred taxes, was $3,934 in 1995.

     The amortized cost and fair value of investments in fixed maturities at Dec. 31, 1996 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Amortized                  Fair
     Held to maturity                             Cost                   Value

     Due in one year or less                 $    1,502               $   1,505
     Due from one to five years                  12,840                  13,101
     Due from five to ten years                   2,019                   2,094
     Due in more than ten years                   1,634                   1,562
     Mortgage-backed securities                   1,584                   1,696
                                             ----------              ----------
                                              $  19,579               $  19,958
                                              =========               =========

                                              Amortized                  Fair
     Available for sale                           Cost                   Value

     Due in one year or less               $      1,249             $     1,261
     Due from one to five years                  22,708                  23,569
     Due from five to ten years                  43,626                  44,152
     Due in more than ten years                   9,839                   9,868
     Mortgage-backed securities                  57,209                  57,241
                                           ------------             -----------
                                            $   134,631              $  136,091
                                            ===========              ==========


     During the year ended Dec. 31, 1996, fixed maturities classified as held to maturity were sold with amortized cost of $500. Net gains and losses on these sales were not significant. The sale of these fixed maturities was due to significant deterioration in the issuers' creditworthiness. There were no sales of fixed maturities classified as held to maturity in 1995.

     In addition, fixed maturities available for sale were sold during 1996 with proceeds of $1,572 and gross realized gains and losses of $36 and $71, respectively. In 1995, fixed maturities available for sale were sold with proceeds of $496 and gross realized gains and losses of $nil and $4, respectively.

     At Dec. 31, 1996, bonds carried at $1,094 were on deposit with various states as required by law.

     Net investment income for the years ended Dec. 31 is summarized as follows:

                                                1996                      1995
                                              --------                   -----
     Interest on fixed maturities            $  9,170                  $  7,561
     Interest on cash equivalents                 308                       157
     Other                                         16                        21
                                           ----------                        --
                                                9,494                     7,739
     Less investment expenses                     643                         5
                                           ----------                      ----
                                            $   8,851                  $  7,734
                                            =========                  ========

     Securities are rated by Moody's and Standard & Poor's (S&P), except for approximately $17.1 million of securities which are rated by American Express Financial Corporation's internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on Dec. 31 is as follows:

            Rating                          1996                        1995
     ----------------------               ---------                   ------
     Aaa/AAA                              $ 60,374                    $ 42,939
     Aa/AA                                   4,648                       4,762
     Aa/A                                    1,469                       1,551
     A/A                                    26,768                      22,003
     A/BBB                                   4,988                       5,473
     Baa/BBB                                35,071                      23,747
     Baa/BB                                  6,977                       3,250
     Below investment grade                 13,915                       3,086
                                         ---------                 -----------
                                          $154,210                    $106,811
                                          ========                    ========

     At Dec. 31, 1996, approximately 87 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer are greater than 10% of stockholder's equity.

3.   Income taxes

     The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

     The income tax expense consists of the following:

                                              1996                      1995
                                            --------                   -----
     Federal income taxes:
       Current                               $ (819)                   $1,495
       Deferred                               1,457                      (640)
                                              -----                    ------
                                                638                       855

     State income taxes-current                  40                        30
                                               ----                       ---
     Income tax expense                       $ 678                    $  885
                                              =====                    ======

     Increases (decreases) to the federal income tax provision applicable to pretax income based on the statutory rate are attributable to:

                                                        1996                              1995
                                                    ------------                        --------
                                               Provision         Rate           Provision      Rate
     Federal income taxes based
       on the statutory rate                       $645         35.0%              $865        35.0%
     Increases (decreases) are attributable to :
         Other, net                                  (7)        (0.4)               (10)       (0.3)
                                                     --        -----                ---        ----
     Federal income taxes                          $638         34.6%              $855        34.7%
                                                   ====         ====               ====        ====

     Significant components of the Company's deferred tax assets and liabilities as of Dec. 31 are as follows:

     Deferred tax assets:                           1996              1995
                                                    -----            -----
     Policy reserves                               $ 738             $1,073
     Deferred policy acquisition costs                --                116
     Other                                            --                142
                                                  ------            -------
          Total deferred tax assets                  738              1,331
                                                   -----             ------

     Deferred tax liabilities:
     Deferred policy acquisition costs               802                 --
     Investments                                     478              1,187
     Other                                            50                 --
                                                  ------              -----
          Total deferred tax liabilities           1,330              1,187
                                                  ------             ------
          Net deferred tax assets (liabilities)   $ (592)            $  144
                                                  ======             ======

     The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

4.   Stockholder's equity

     Retained earnings available for distribution as dividends to the parent are limited to the Company's surplus as determined in accordance with accounting practices prescribed by the New York Department of Insurance. All dividend distributions must be approved by the New York Department of Insurance. Statutory unassigned surplus aggregated $7,220 and $7,671 as of Dec. 31, 1996 and 1995, respectively (see note 8 for a reconciliation of net income and stockholder's equity per the accompanying financial statements to statutory net income and surplus).

5.   Related party transactions

     Until July 1, 1995, the Company participated in the IDS Retirement Plan of American Express Financial Corporation which covered all permanent employees age 21 and over who had met certain employment requirements. Effective July 1, 1995, the IDS Retirement Plan was merged with American Express Company's American Express Retirement Plan, which simultaneously was amended to include a cash balance formula and a lump sum distribution option. Employer contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $nil in 1996 and 1995.

     The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 1996 and 1995 were $19 and $13, respectively.

     The Company participates in defined benefit health care plans of American Express Financial Corporation that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of American Express
     Financial Corporation. American Express Financial Corporation expenses these benefits and allocates the expenses to its subsidiaries. Accordingly, costs of such benefits to the Company are included in employee compensation and benefits and cannot be identified on a separate company basis.

     Charges by IDS Life for use of joint facilities and other services aggregated $3,142 and $105 for 1996 and 1995, respectively. Certain of these costs are included in deferred policy acquisition costs.

6.   Commitments and contingencies

     At Dec. 31, 1996 and 1995, traditional life insurance in force aggregated $242,209 and $265,799, respectively, of which $241,974 and $265,564 were reinsured at the respective year ends. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $1,351 and $1,384 and reinsurance recovered from reinsurers amounted to $2,027 and $929 for the years ended Dec. 31, 1996 and 1995.

     The economy and other factors have caused an increase in the number of insurance companies that are under regulatory supervision. This circumstance has resulted in substantial assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. The Company expects additional future assessments related to past insolvencies and rehabilitations. Management has estimated the impact of future assessments on the Company's financial position and recorded a reserve for such future assessments.

     Reinsurance   contracts  do  not  relieve  the  Company  from  its  primary obligations to policyholders.

7.   Fair values of financial instruments

     The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair value of life insurance obligations, receivables and all non-financial instruments, such as deferred acquisition costs are excluded. Off-balance sheet intangible assets are also excluded. Management believes the value of excluded assets is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                                            1996                               1995
                                                            -------                         -------
                                                    Carrying       Fair                Carrying          Fair
     Financial Assets                                 Value        Value                  Value         Value
     ----------------                                -------       --------              -------       ------
     Investments in fixed maturities (Note 2)
       Held to maturity                            $  19,579     $  19,958            $   23,222      $   24,191
       Available for sale                            136,091       136,091                86,980          86,980
     Cash and cash equivalents (Note 1)               13,856        13,856                 2,531           2,531

     Financial Liabilities
     Future policy benefits for fixed
       annuities                                     139,352       136,332                92,704          90,975

     At Dec. 31, 1996 and 1995, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $10 and $85, respectively. The fair value of these benefits is based on the status of the annuities at Dec. 31, 1996 and 1995. The fair value of deferred annuities is estimated as the carrying amount less applicable surrender charges. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 1996 and 1995.

8.   Statutory insurance accounting practices

     Reconciliations of net income for 1996 and 1995 and stockholder's equity at Dec. 31, 1996 and 1995, as shown in the accompanying financial statements, to that determined using statutory accounting practices are as follows:

                                                            1996         1995
                                                          --------     ------
     Net income, per accompanying
         financial statements                             $ 1,165      $ 1,586
     Deferred policy acquisition costs                     (3,177)         252
     Adjustments of future policy
         benefit liabilities                                  (57)        (356)
     Deferred federal income taxes                          1,457         (640)
     Provision for losses on investments                       --          (12)
     IMR gain/loss transfer and amortization                   47          (46)
     Provision for other losses                                --         (837)
     Prior period adjustment                                 (313)         328
     Other, net                                                16          (27)
                                                         --------     --------
     Net income (loss), on basis of
         statutory accounting practices                   $  (862)     $   248
                                                          =======      =======


     Stockholder's equity, per accompanying
         financial statements                             $31,074      $21,250
     Deferred policy acquisition costs                     (4,364)      (1,318)
     Adjustments of future policy benefit liabilities       3,145          474
      Adjustments of reinsurance ceded reserves            (2,728)          --
     Deferred federal income taxes                            592         (100)
     Asset valuation reserve                               (1,287)        (869)
     Net unrealized gain on investments                    (1,460)      (3,390)
     Interest maintenance reserve                             (62)        (110)
     Provision for other losses                                --         (837)
     Other, net                                               (90)         171
                                                        ---------    ---------
     Stockholder's equity on basis of statutory
         accounting practices                             $24,820      $15,271
                                                          =======      =======

Report of Independent Auditors

The Board of Directors
American Centurion Life Assurance Company


We have audited the accompanying balance sheets of American Centurion Life Assurance Company (a wholly owned subsidiary of IDS Life Insurance Company) as of December 31, 1996 and 1995, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Centurion Life Assurance Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



Ernst & Young, LLP
February 7, 1997
Minneapolis, Minnesota

PAGE 46
PART C.

Item 24.       Financial Statements and Exhibits

(a)     Financial Statements included in Part B of this Registration
        Statement:

        American Centurion Life Insurance Company:

        Balance Sheets as of Dec. 31, 1996 and 1995;
        Statements of Income as of Dec. 31, 1996 and 1995;
        Statements of Cash Flows as of Dec. 31, 1996 and 1995;
        Notes to Financial Statements
        Report of Independent Auditors dated February 7, 1997.

(b)     Exhibits:

1. Certificate establishing the ACL Variable Annuity Account 2 dated December 1, 1995, filed electronically as Exhibit 1 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997 is incorporated herein by reference.

2.      Not applicable.

3. Form of Variable Annuity Distribution Agreement to be filed by amendment.

4.1     Form of Flexible Payment Deferred Annuity Contract (form
        45054), filed electronically herewith.

5.1 Application for American Centurion Life Variable Annuity (form 45055), filed electronically herewith.

6.1 Amended and Restated By-Laws of American Centurion Life, filed electronically as Exhibit 6.1 to Pre-Effective No. 1 to
        Registration Statement No. 333-00519, filed on or about
        February 5, 1997 is incorporated herein by reference.

6.2 Amended and Restated Articles of Incorporation of American Centurion Life, filed electronically as Exhibit 6.2 to Pre-Effective No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997 is incorporated herein by reference.

6.3 Emergency By-Laws of American Centurion Life, filed electronically as Exhibit 6.3 to Pre-Effective No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997 is incorporated herein by reference.

7.      Not applicable.

8.1 Form of Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and American Centurion Life
        Assurance Company, dated April 30, 1997, filed electronically herewith.

PAGE 47
8.2 Form of Participation Agreement by and among OCC Accumulation Trust and (Insurance Company) and OCC Distributors, dated April 30, 1997, filed electronically herewith.

8.3 Form of Participation Agreement among (company and GT Global Variable Investment Trust and GT Global Variable Investment Series and GT Global Financial Services, Inc., dated April 30, 1997 filed electronically herewith.

9. Opinion of counsel, dated April 28, 1997 filed electronically herewith.

10. Consent of Independent Auditors, filed electronically herewith.

11.     Financial Statement Schedules and Report of Independent
        Auditors, filed electronically herewith.

        Financial Statement Schedules:

        Schedule I            Summary of Investments Other Than Investments
                              In Related Parties
        Schedule IV           Reinsurance
                              Report of Independent Auditors dated February 7, 1997.

        All other schedules to the Financial Statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and, therefore, have been omitted.

12.     Not applicable.

13. Copy of schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21, filed electronically as Exhibit 13 to Pre-Effective No. 1 to Registration Statement No. 333-00519, filed on or about
        February 5, 1997 is incorporated herein by reference.

14.1    Financial Data Schedule, filed electronically herewith.

14.2 Power of Attorney to sign this Registration Statement dated March 25, 1997, filed electronically herewith.

PAGE 48
Item 25.       Directors and Officers of the Depositor (American
               Centurion Life Assurance Company)

                                                        Positions and
Name                     Principal Business Address     Offices with Depositor

Doris A. Anfinson        IDS Tower 10                   Vice President
                         Minneapolis, MN  55440

Norma J. Arnold          IDS Tower 10                   Director
                         Minneapolis, MN  55440

Robert C. Auriema        Technical Consultants Ltd.     Director
                         Bayview Tower
                         Apt. 8G
                         80 Bay Street Landing
                         Staten Island, NY  10301

Maureen A. Buckley       IDS Tower 10               Chief Administrative Officer
                         Minneapolis, MN  55440     and Consumer Affairs Officer

Douglas L. Forsberg      IDS Tower 10                   Director
                         Minneapolis, MN  55440

Clarence E. Galston      IDS Tower 10                   Director
                         Minneapolis, MN  55440

Morris Goodwin Jr.       IDS Tower 10               Vice President and Treasurer
                         Minneapolis, MN  55440

Jay C. Hatlestad         IDS Tower 10              Vice President and Controller
                         Minneapolis, MN  55440

Robert A. Hatton         IDS Tower 10                   Director
                         Minneapolis, MN  55440

William J. Heron Jr.     IDS Tower 10                   Director
                         Minneapolis, MN  55440

Richard W. Kling         IDS Tower 10                   Director
                         Minneapolis, MN  55440

David M. Kuplic          IDS Tower 10               Vice President - Investments
                         Minneapolis, MN  55440

Ryan R. Larson           IDS Tower 10              Director and Vice President -
                         Minneapolis, MN  55440          Product Development

Herbert W. Marache Jr.   Janney Montgomery Scott, Inc.  Director
                         26 Broadway
                         New York, NY  10004

Eric L. Marhoun          IDS Tower 10                   General Counsel and
                         Minneapolis, MN  55440           Secretary

PAGE 49
Item 25. Directors and Officers of the Depositor (American Centurion Life Assurance Company (cont'd)

Sarah A. Mealey          IDS Tower 10                  Vice President - Variable
                         Minneapolis, MN  55440           Product Development

Kenneth W. Nelson        Tech Products, Inc.            Director
                         15 Beach Street
                         Suite 304
                         Staten Island, NY  10304

Doretta Rinaldi          IDS Tower 10                 Vice President - Marketing
                         Minneapolis, MN 55440

Stuart A. Sedlacek       IDS Tower 10                   Director, Chairman and
                         Minneapolis, MN 55440            President

Anne L. Segal            IDS Tower 10                   Director
                         Minneapolis, MN 55440

Daniel J. Segner         IDS Tower 10               Vice President - Investments
                         Minneapolis, MN  55440

Guerdon D. Smith         Guerdon D. Smith & Company     Director
                         P.O. Box 91739
                         Santa Barbara, CA  93190-1739

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                  American Centurion Life Assurance Company is a wholly owned subsidiary of IDS Life Insurance Company which is a wholly owned subsidiary of American Express Financial Corporation. American Express Financial Corporation is a wholly owned subsidiary of American Express Company
                  (American Express).

                  The following list includes the names of major subsidiaries of American Express.

                                                  Jurisdiction
Name of Subsidiary                                of Incorporation

I.   Travel Related Services

    American Express Travel Related
     Services Company, Inc.                          New York

II.  International Banking Services

    American Express Bank Ltd.                       Connecticut

III. Companies engaged in Financial Services

    Advisory Capital Strategies Group Inc.           Minnesota
    American Centurion Life Assurance Company        New York

PAGE 50
Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)

                                                  Jurisdiction
Name of Subsidiary                                of Incorporation
    American Enterprise Investment Services Inc.     Minnesota
    American Enterprise Life Insurance Company       Indiana
    American Express Client Services Corporation     Minnesota
    American Express Financial Advisors Inc.         Delaware
    American Express Financial Corporation           Delaware
    American Express Insurance Agency of Arizona Inc.Arizona American Express Insurance Agency of Idaho Inc. Idaho
    American Express Insurance Agency of Nevada Inc. Nevada
    American Express Minnesota Foundation            Minnesota
    American Express Property Casualty Insurance
      Agency of Kentucky Inc.                        Kentucky
    American Express Property Casualty Insurance
      Agency of Mississippi Inc.                     Mississippi
    American Express Property Casualty Insurance
      Agency of Pennsylvania Inc.                    Pennsylvania
    American Express Service Corporation             Delaware
    American Express Tax and Business Services Inc.  Minnesota
    American Express Trust Company                   Minnesota
    American Partners Life Insurance Company         Arizona
    AMEX Assurance Company                           Illinois
    IDS Advisory Group Inc.                          Minnesota
    IDS Aircraft Services Corporation                Minnesota
    IDS Cable Corporation                            Minnesota
    IDS Cable II Corporation                         Minnesota
    IDS Capital Holdings Inc.                        Minnesota
    IDS Certificate Company                          Delaware
    IDS Deposit Corp.                                Utah
    IDS Fund Management Limited                      U.K.
    IDS Futures Corporation                          Minnesota
    IDS Insurance Agency of Alabama Inc.             Alabama
    IDS Insurance Agency of Arkansas Inc.            Arkansas
    IDS Insurance Agency of Massachusetts Inc.       Massachusetts
    IDS Insurance Agency of Mississippi Ltd.         Mississippi
    IDS Insurance Agency of New Mexico Inc.          New Mexico
    IDS Insurance Agency of North Carolina Inc.      North Carolina
    IDS Insurance Agency of Ohio Inc.                Ohio
    IDS Insurance Agency of Texas Inc.               Texas
    IDS Insurance Agency of Utah Inc.                Utah
    IDS Insurance Agency of Wyoming Inc.             Wyoming
    IDS International, Inc.                          Delaware
    IDS Life Insurance Company                       Minnesota
    IDS Life Insurance Company of New York           New York
    IDS Management Corporation                       Minnesota
    IDS Partnership Services Corporation             Minnesota
    IDS Plan Services of California, Inc.            Minnesota
    IDS Property Casualty Insurance Company          Wisconsin
    IDS Real Estate Services, Inc.                   Delaware
    IDS Realty Corporation                           Minnesota
    IDS Sales Support Inc.                           Minnesota
    IDS Securities Corporation                       Delaware
    Investors Syndicate Development Corp.            Nevada

PAGE 51
Item 27.       Number of Contractowners

               Not Applicable.

Item 28.       Indemnification

               The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

               Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to director, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

PAGE 52
Item 29.     Principal Underwriters.

(a) American Express Financial Advisors acts as principal underwriter for the following investment companies:

         IDS Bond Fund, Inc.; IDS California Tax-Exempt Trust; IDS Discovery Fund, Inc.; IDS Equity Select Fund, Inc.; IDS Extra Income Fund, Inc.; IDS Federal Income Fund, Inc.; IDS Global Series, Inc.; IDS Growth Fund, Inc.; IDS High Yield Tax- Exempt Fund, Inc.; IDS International Fund, Inc.; IDS Investment Series, Inc.; IDS Managed Retirement Fund, Inc.; IDS Market Advantage Series, Inc.; IDS Money Market Series, Inc.; IDS New Dimensions Fund, Inc.; IDS Precious Metals Fund, Inc.; IDS Progressive Fund, Inc.; IDS Selective Fund, Inc.; IDS Special Tax-Exempt Series Trust; IDS Stock Fund, Inc.; IDS Strategy Fund, Inc.; IDS Tax-Exempt Bond Fund, Inc.; IDS Tax-Free Money Fund, Inc.; IDS Utilities Income Fund, Inc., Growth Trust; Growth and Income Trust; Income Trust, Tax-Free Income Trust, World Trust and IDS Certificate Company.

(b) As to each director, officer or partner of the principal underwriter:

                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Ronald G. Abrahamson     Vice President-              None
IDS Tower 10             Service Quality and
Minneapolis, MN 55440    Reengineering

Douglas A. Alger         Vice President-Field         None
IDS Tower 10             Compensation and
Minneapolis, MN 55440    Administration

Peter J. Anderson        Senior Vice President-       Vice
IDS Tower 10             Investments                  President
Minneapolis, MN 55440

Ward D. Armstrong        Vice President-              None
IDS Tower 10             American Express,
Minneapolis, MN  55440   Institutional Services

John M. Baker            Vice President-              None
                         Plan Sponsor Services

Joseph M. Barsky III     Vice President-Senior        None
IDS Tower 10             Portfolio Manager
Minneapolis, MN  55440

Robert C. Basten         Vice President-Tax           None
IDS Tower 10             and Business Services
Minneapolis, MN  55440

Timothy V. Bechtold      Vice President-Risk          None
IDS Tower 10             Management Products
Minneapolis, MN  55440

PAGE 53
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

John D. Begley           Group Vice President-        None
Suite 100                Ohio/Indiana
7760 Olentangy River Rd.
Columbus, OH  43235

Jack A. Benjamin         Group Vice President-        None
Suite 200                Greater Pennsylvania
3500 Market Street
Camp Hill, PA  17011

Alan F. Bignall          Vice President-              None
IDS Tower 10             Technology and
Minneapolis, MN 55440    Development

Brent L. Bisson          Group Vice President-        None
Ste 900 E. Westside Twr  Los Angeles Metro
11835 West Olympic Blvd.
Los Angeles, CA  90064

John C. Boeder           Vice President-              None
IDS Tower 10             Mature Market Group
Minneapolis, MN  55440

Walter K. Booker         Group Vice President-        None
Suite 200                New Jersey
3500 Market Street
Camp Hill, NJ  17011

Bruce J. Bordelon        Group Vice President-        None
Galleria One Suite 1900  Gulf States
Galleria Blvd.
Metairie, LA  70001

Charles R. Branch        Group Vice President-        None
Suite 200                Northwest
West 111 North River Dr
Spokane, WA  99201

Karl J. Breyer           Senior Vice President-       None
IDS Tower 10             Corporate Affairs and
Minneapolis, MN 55440    Special Counsel

Daniel J. Candura        Vice President-              None
IDS Tower 10             Marketing Support
Minneapolis, MN  55440

Cynthia M. Carlson       Vice President-              None
IDS Tower 10             American Express
Minneapolis, MN  55440   Securities Services

PAGE 54
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Orison Y. Chaffee III    Vice President-Field         None
IDS Tower 10             Real Estate
Minneapolis, MN 55440

James E. Choat           Senior Vice President-       None
IDS Tower 10             Field Management
Minneapolis, MN  55440

Kenneth J. Ciak          Vice President and           None
IDS Property Casualty    General Manager-
1400 Lombardi Avenue     IDS Property Casualty
Green Bay, WI 54304

Roger C. Corea           Group Vice President-        None
290 Woodcliff Drive      Upstate New York
Fairport, NY  14450

Henry J. Cormier         Group Vice President-        None
Commerce Center One      Connecticut
333 East River Drive
East Hartford, CT  06108

John M. Crawford         Group Vice President-        None
Suite 200                Arkansas/Springfield/Memphis
10800 Financial Ctr Pkwy
Little Rock, AR  72211

Kevin F. Crowe           Group Vice President-        None
Suite 312                Carolinas/Eastern Georgia
7300 Carmel Executive Pk
Charlotte, NC  28226

Colleen Curran           Vice President and           None
IDS Tower 10             Assistant General Counsel
Minneapolis, MN  55440

Regenia David            Vice President-              None
IDS Tower 10             Systems Services
Minneapolis, MN  55440

Luz Maria Davis          Vice President-              None
IDS Tower 10             Communications
Minneapolis, MN 55440

Scott M. DiGiammarino    Group Vice President-        None
Suite 500                Washington/Baltimore
8045 Leesburg Pike
Vienna, VA  22182

PAGE 55
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Bradford L. Drew         Group Vice President-        None
Two Datran Center        Eastern Florida
Penthouse One B
9130 S. Dadeland Blvd.
Miami, FL  33156

William H. Dudley        Director and Executive       Board member
IDS Tower 10             Vice President-
Minneapolis MN 55440     Investment Operations

Gordon L. Eid            Senior Vice President        None
IDS Tower 10             and General Counsel
Minneapolis, MN 55440

Robert M. Elconin        Vice President-              None
IDS Tower 10             Government Relations
Minneapolis, MN  55440

Mark A. Ernst            Vice President-              None
IDS Tower 10             Retail Services
Minneapolis, MN 55440

Joseph Evanovich Jr.     Group Vice President-        None
One Old Mill             Nebraska/Iowa/Dakotas
101 South 108th Avenue
Omaha, NE  68154

Louise P. Evenson        Group Vice President-        None
Suite 200                San Francisco Bay Area
1333 N. California Blvd.
Walnut Creek, CA  94596

Gordon M. Fines          Vice President-              None
IDS Tower 10             Mutual Fund Equity
Minneapolis MN 55440     Investments

Douglas L. Forsberg      Vice President-              None
IDS Tower 10             Institutional Products
Minneapolis, MN  55440   Group

Jeffrey P. Fox           Vice President and           None
IDS Tower 10             Corporate Controller
Minneapolis, MN  55440

William P. Fritz         Group Vice President-        None
Suite 160                Northern Missouri
12855 Flushing Meadows Dr
St. Louis, MO  63131

PAGE 56
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Carl W. Gans             Group Vice President-        None
8500 Tower Suite 1770    Twin City Metro
8500 Normandale Lake Blvd.
Bloomington, MN  55437

John J. Golden           Vice President-              None
IDS Tower 10             Human Resources Planning
Minneapolis, MN  55440   and Field Support

Morris Goodwin Jr.       Vice President and           None
IDS Tower 10             Corporate Treasurer
Minneapolis, MN 55440

Bruce M. Guarino         Group Vice President-        None
Suite 1736               Hawaii
1585 Kapiolani Blvd.
Honolulu, HI  96814

David A. Hammer          Vice President               None
IDS Tower 10             and Marketing
Minneapolis, MN  55440   Controller

Teresa A. Hanratty       Group Vice President-        None
Suites 6&7               Northern New England
169 South River Road
Bedford, NH  03110

John R. Hantz            Group Vice President-        None
Suite 107                Detroit Metro
17177 N. Laurel Park
Livonia, MI  48154

Robert L. Harden         Group Vice President-        None
Two Constitution Plaza   Boston Metro
Boston, MA  02129

Lorraine R. Hart         Vice President-              None
IDS Tower 10             Insurance Investments
Minneapolis, MN 55440

Scott A. Hawkinson       Vice President-Assured       None
IDS Tower 10             Assets Product Development
Minneapolis, MN 55440    and Management

Brian M. Heath           Group Vice President-        None
Suite 150                North Texas
801 E. Campbell Road
Richardson, TX  75081

PAGE 57
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Janis K. Heaney          Vice President-             None
IDS Tower 10             Incentive Compensation
Minneapolis, MN  55440

James G. Hirsh           Vice President and           None
IDS Tower 10             Assistant General
Minneapolis, MN  55440   Counsel

David J. Hockenberry     Group Vice President-        None
30 Burton Hills Blvd.    Eastern Tennessee
Suite 175
Nashville, TN  37215

Kevin P. Howe            Vice President-              None
IDS Tower 10             Government and
Minneapolis, MN  55440   Customer Relations and
                         Chief Compliance Officer

David R. Hubers          Chairman, Chief              Board member
IDS Tower 10             Executive Officer and
Minneapolis, MN 55440    President

James M. Jensen          Vice President-              None
IDS Tower 10             Life Products
Minneapolis, MN 55440

Marietta L. Johns        Senior Vice President-       None
IDS Tower 10             Field Management
Minneapolis, MN 55440

James E. Kaarre          Vice President-              None
IDS Tower 10             Marketing Promotions
Minneapolis, MN  55440

Matthew N. Karstetter    Vice President-              None
IDS Tower 10             Investment Accounting
Minneapolis, MN 55440

Linda B. Keene           Vice President-              None
IDS Tower 10             Market Development
Minneapolis, MN  55440

G. Michael Kennedy       Vice President-Investment    None
IDS Tower 10             Services and Investment
Minneapolis, MN  55440   Research

Susan D. Kinder          Senior Vice President-       None
IDS Tower 10             Human Resources
Minneapolis, MN 55440

PAGE 58
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Richard W. Kling         Senior Vice President-       None
IDS Tower 10             Products
Minneapolis, MN  55440

Paul F. Kolkman          Vice President-              None
IDS Tower 10             Actuarial Finance
Minneapolis, MN 55440

Claire Kolmodin          Vice President-              None
IDS Tower 10             Service Quality
Minneapolis, MN  55440

David S. Kreager         Group Vice President-        None
Ste 108 Trestle Bridge V Greater Michigan
5136 Lovers Lane
Kalamazoo, MI  49002

Steven C. Kumagai        Director and Senior          None
IDS Tower 10             Vice President-Field
Minneapolis, MN 55440    Management and Business
                         Systems

Mitre Kutanovski         Group Vice President-        None
Suite 680                Chicago Metro
8585 Broadway
Merrillville, IN  48410

Edward Labenski Jr.      Vice President-              None
IDS Tower 10             Senior Portfolio
Minneapolis, MN 55440    Manager

Kurt A. Larson           Vice President-              None
IDS Tower 10             Senior Portfolio
Minneapolis, MN  55440   Manager

Lori J. Larson           Vice President-              None
IDS Tower 10             Variable Assets Product
Minneapolis, MN  55440   Development

Ryan R. Larson           Vice President-              None
IDS Tower 10             IPG Product Development
Minneapolis, MN 55440

Daniel E. Laufenberg     Vice President and           None
IDS Tower 10             Chief U.S. Economist
Minneapolis, MN  55440

Richard J. Lazarchic     Vice President-              None
IDS Tower 10             Senior Portfolio
Minneapolis, MN  55440   Manager

PAGE 59
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Peter A. Lefferts        Senior Vice President-       None
IDS Tower 10             Corporate Strategy and
Minneapolis, MN  55440   Development

Douglas A. Lennick       Director and Executive       None
IDS Tower 10             Vice President-Private
Minneapolis, MN  55440   Client Group

Mary J. Malevich         Vice President-              None
IDS Tower 10             Senior Portfolio
Minneapolis, MN 55440    Manager

Fred A. Mandell          Vice President-              None
IDS Tower 10             Field Marketing Readiness
Minneapolis, MN  55440

Daniel E. Martin         Group Vice President-        None
Suite 650                Pittsburgh Metro
5700 Corporate Drive
Pittsburgh, PA  15237

William J. McKinney      Vice President-              None
IDS Tower 10             Field Management
Minneapolis, MN  55440   Support

Thomas W. Medcalf        Vice President-              None
IDS Tower 10             Senior Portfolio Manager
Minneapolis, MN 55440

William C. Melton        Vice President-              None
IDS Tower 10             International Research
Minneapolis, MN 55440    and Chief International
                         Economist

William Miller           Vice President and           None
IDS Tower 10             Senior Portfolio Manager
Minneapolis, MN  55440

James A. Mitchell        Executive Vice President-    None
IDS Tower 10             Marketing and Products
Minneapolis, MN 55440

John P. Moraites         Group Vice President-        None
Union Plaza Suite 900    Kansas/Oklahoma
3030 Northwest Expressway
Oklahoma City, OK  73112

Pamela J. Moret          Vice President-Retail        None
IDS Tower 10             Services
Minneapolis, MN 55440

PAGE 60
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Alan D. Morgenstern      Group Vice President-         None
Suite 200                Central California/
3500 Market Street                   Western Nevada
Camp Hill, NJ  17011

Barry J. Murphy          Senior Vice President-        None
IDS Tower 10             Client Service
Minneapolis, MN  55440

Mary Owens Neal          Vice President-               None
IDS Tower 10             Mature Market Segment
Minneapolis, MN  55440

Robert J. Neis           Vice President-               None
IDS Tower 10             Technology Services
Minneapolis, MN 55440

Thomas V. Nicolosi       Group Vice President-        None
Suite 220                New York Metro Area
500 Mamaroneck Avenue
Harrison, NY  10528

James R. Palmer          Vice President-              None
IDS Tower 10             Taxes
Minneapolis, MN 55440

Carla P. Pavone          Vice President-              None
IDS Tower 10             Specialty Service Teams
Minneapolis, MN  55440   and Emerging Business

Susan B. Plimpton        Vice President-              None
IDS Tower 10             Segmentation Development
Minneapolis, MN 55440    and Support

Larry M. Post            Group Vice President-        None
One Tower Bridge         Philadelphia Metro
100 Front Street 8th Fl
West Conshohocken, PA  19428

Ronald W. Powell         Vice President and           None
IDS Tower 10             Assistant General
Minneapolis, MN 55440    Counsel

James M. Punch           Vice President-              None
IDS Tower 10             Geographical Service
Minneapolis, MN 55440    Teams

PAGE 61
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Frederick C. Quirsfeld   Vice President-Taxable       None
IDS Tower 10             Mutual Fund Investments
Minneapolis, MN 55440

Debra J. Rabe            Vice President-Financial     None
IDS Tower 10             Planning
Minneapolis, MN 55440

R. Daniel Richardson     Group Vice President-        None
Suite 800                Southern Texas
Arboretum Plaza One
9442 Capital of Texas Hwy N.
Austin, TX  78759

Roger B. Rogos           Group Vice President-        None
One Sarasota Tower       Western Florida
Suite 700
Two N. Tamiami Trail
Sarasota, FL  34236

ReBecca K. Roloff        Vice President-Private       None
IDS Tower 10                         Client Group
Minneapolis, MN  55440

Stephen W. Roszell       Vice President-              None
IDS Tower 10             Advisory Institutional
Minneapolis, MN  55440   Marketing

Max G. Roth              Group Vice President-        None
Suite 201 S IDS Ctr      Wisconsin/Upper Michigan
1400 Lombardi Avenue
Green Bay, WI  54304

John P. Ryan             Vice President and           None
IDS Tower 10             General Auditor
Minneapolis, MN 55440

Erven Samsel             Senior Vice President-       None
45 Braintree Hill Park   Field Management
Suite 402
Braintree, MA  02184

Russell L. Scalfano      Group Vice President-        None
Suite 201                Illinois/Indiana/Kentucky
101 Plaza East Blvd.
Evansville, IN  47715

William G. Scholz        Group Vice President-        None
Suite 205                Arizona/Las Vegas
7333 E Doubletree Ranch Rd
Scottsdale, AZ  85258

PAGE 62
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Stuart A. Sedlacek       Vice President-              None
IDS Tower 10             Assured Assets
Minneapolis, MN  55440

Donald K. Shanks         Vice President-              None
IDS Tower 10             Property Casualty
Minneapolis, MN  55440

F. Dale Simmons          Vice President-Senior        None
IDS Tower 10             Portfolio Manager,
Minneapolis, MN 55440    Insurance Investments

Judy P. Skoglund         Vice President-              None
IDS Tower 10             Human Resources and
Minneapolis, MN  55440   Organization Development

Julian W. Sloter         Group Vice President-        None
Ste 1700 Orlando FinCtr  Orlando/Jacksonville
800 North Magnolia Ave.
Orlando, FL  32803

Ben C. Smith             Vice President-              None
IDS Tower 10             Workplace Marketing
Minneapolis, MN  55440

William A. Smith         Vice President and           None
IDS Tower 10             Controller-Private
Minneapolis, MN 55440    Client Group

James B. Solberg         Group Vice President-        None
466 Westdale Mall        Eastern Iowa Area
Cedar Rapids, IA  52404

Bridget Sperl            Vice President-              None
IDS Tower 10             Human Resources
Minneapolis, MN 55440    Management Services

Paul J. Stanislaw        Group Vice President-        None
Suite 1100               Southern California
Two Park Plaza
Irvine, CA  92714

Lois A. Stilwell         Group Vice President-        None
Suite 433                Outstate Minnesota Area/
9900 East Bren Road      North Dakota/Western Wisconsin
Minnetonka, MN  55343

William A. Stoltzmann    Vice President and           None
IDS Tower 10             Assistant General
Minneapolis, MN 55440    Counsel

PAGE 63
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

James J. Strauss         Vice President-              None
IDS Tower 10             Corporate Planning
Minneapolis, MN 55440    and Analysis

Jeffrey J. Stremcha      Vice President-Information   None
IDS Tower 10             Resource Management/ISD
Minneapolis, MN  55440

Barbara Stroup Stewart   Vice President-Corporate     None
IDS Tower 10             Reengineering
Minneapolis, MN  55440

Neil G. Taylor           Group Vice President-        None
Suite 425                Seattle/Tacoma
101 Elliott Avenue West
Seattle, WA  98119

John R. Thomas           Senior Vice President-       Board member
IDS Tower 10             Information and
Minneapolis, MN 55440    Technology

Melinda S. Urion         Senior Vice President        Treasurer
IDS Tower 10             and Chief Financial
Minneapolis, MN 55440    Officer

Peter S. Velardi         Group Vice President-        None
Suite 180                Atlanta/Birmingham
1200 Ashwood Parkway
Atlanta, GA  30338

Charles F. Wachendorfer  Group Vice President-        None
Suite 100                Denver/Salt Lake City/
Stanford Plaza II        Albuquerque
7979 East Tufts Ave Pkwy
Denver, CO  80237

Wesley W. Wadman         Vice President-              None
IDS Tower 10             Senior Portfolio
Minneapolis, MN 55440    Manager

Norman Weaver Jr.        Senior Vice President-       None
1010 Main St Suite 2B    Field Management
Huntington Beach, CA  92648

Michael L. Weiner        Vice President-              None
IDS Tower 10             Tax Research and Audit
Minneapolis, MN 55440

Lawrence J. Welte        Vice President-              None
IDS Tower 10             Investment Administration
Minneapolis, MN  55440

PAGE 64
Item 29(b).  As to each director, officer or partner of the
principal underwriter (American Express Financial Advisors):
(cont'd)
                                                      Positions and
Name and Principal       Position and Offices         Offices with
Business Address         with Underwriter             Registrant

Jeffry M. Welter         Vice President-              None
IDS Tower 10             Equity and Fixed Income
Minneapolis, MN  55440   Trading

William N. Westhoff      Senior Vice President-       None
IDS Tower 10             Global Investments
Minneapolis, MN  55440

Thomas L. White          Group Vice President-        None
Suite 200                Cleveland Metro
28601 Chagrin Blvd.
Woodmere, OH  44122

Eric S. Williams         Group Vice President-        None
Suite 250                Virginia
3951 Westerre Parkway
Richmond, VA  23233

Edwin M. Wistrand        Vice President and           None
IDS Tower 10             Assistant General
Minneapolis, MN 55440    Counsel

Michael R. Woodward      Senior Vice President-       None
32 Ellicott St Ste 100   Field Management
Batavia, NY  14020

Item 29(c).

                       Net Underwriting
  Name of Principal     Discounts and        Compensation on        Brokerage
  Underwriter            Commissions           Redemption          Commissions     Compensation

  American Express        673,634                34,957               None            None
  Financial Advisors
  Inc.

Item 30.       Location of Accounts and Records

               American Centurion Life Assurance Company
               20 Madison Avenue Extension
               Albany, NY  12205-0555

Item 31.       Management Services

               Not applicable.

PAGE 65
Item 32.       Undertakings

               (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

               (b)    Registrant undertakes that it will include either
                      (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included the prospectus that the applicant can remove to send for a Statement of Additional Information.

               (c)    Registrant   undertakes   to  deliver  any   Statement  of
                      Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to IDS Life Contract Owner Service at the address or phone number listed in the prospectus.

               (d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

PAGE 66
                                            SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, American Centurion Life Assurance Company, on behalf of the Registrant certifies that it meets requirements of Securities Act Rule 485 for all effectiveness to this Registration Statement and has duly caused this Registration Statement to be signed on its behalf, in the City of Minneapolis, and State of Minnesota, on the 30th day of April, 1997.


                         ACL VARIABLE ANNUITY ACCOUNT 2
                               (Registrant)

                      By American Centurion Life Assurance Company
                                          (Sponsor)

                      By /s/ Stuart A. Sedlacek*
                             Stuart A. Sedlacek
                             Chairman and President


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 30th day of April, 1997.

Signature                               Title

/s/ Norman J. Arnold*                   Director
    Norman J. Arnold

/s/ Robert C. Auriema*                  Director
    Robert C. Auriema

/s/ Douglas L. Forsberg*                Director
    Douglas L. Forsberg

/s/ Clarence E. Galston*                Director
    Clarence E. Galston

/s/ Jay C. Hatlestad*                   Vice President and
    Jay C. Hatlestad                    Controller

/s/ Robert A. Hatton*                   Director
    Robert A. Hatton

/s/ William J. Heron Jr.*               Director
    William J. Heron Jr.

/s/ Richard W. Kling*                   Director
    Richard W. Kling

/s/ Ryan R. Larson*                     Director
    Ryan R. Larson

PAGE 67
Signature                               Title

/s/ Herbert W. Marache Jr.*             Director
    Herbert W. Marache Jr.

/s/ Kenneth W. Nelson*                  Director
    Kenneth W. Nelson

/s/ Stuart A. Sedlacek*                 Director, Chairman and
    Stuart A. Sedlacek                  President

/s/ Anne L. Segal*                      Director
    Anne L. Segal

/s/ Guerdon D. Smith*                   Director
    Guerdon D. Smith


*Signed   pursuant  to  Power  of  Attorney,   dated  March  25,   1997,   filed
electronically herewith.



------------------------------
Mary Ellyn Minenko

PAGE 68
                             CONTENTS OF PRE-EFFECTIVE AMENDMENT NO. 2

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Cross-reference sheet.

Part A.

     The prospectus.

Part B.

     Statement of Additional Information.

     Financial Statements.

Part C.

     Other Information.

     The signatures.

Exhibits.